     As filed with the Securities and Exchange Commission on January 6, 1999

                           Registration No. 333-68675

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                         ------------------------------
                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                        --------------------------------

                               USABANCSHARES, INC.
             (Exact name of registrant as specified in its charter)
                        --------------------------------

           Pennsylvania                          6022                          23-2806495
           -------------------------------------------------------------------------------
  (State or other jurisdiction of     (Primary Standard                   (IRS Employer
  incorporation or organization)      Classification Code Number)         Identification Number)

                               USABancShares, Inc.
                               1535 Locust Street
                             Philadelphia, PA 19102
                                 (215) 569-4200
                        --------------------------------

               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
               executive officer and principal place of business)

                              Mr. Kenneth L. Tepper
                      Chief Executive Officer and President
                               USABancShares, Inc.
                               1535 Locust Street
                             Philadelphia, PA 19102
                                 (215) 569-4200

--------------------------------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                  with copy to:
                           Stephen T. Burdumy, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                               1401 Walnut Street
                             Philadelphia, PA 19102
                                 (215) 568-6060
                       -----------------------------------

                Approximate date of proposed sale to the public: As soon as practicable following the date on which this Registration Statement becomes effective.
                       -----------------------------------

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             Up to 1,287,032 Shares

                               USABancShares, Inc.





                                     [LOGO]




         Certain Shareholders of USABancShares, Inc. are offering and selling up to 1,287,032 shares of common stock pursuant to this Prospectus. The Company's common stock is traded on the Nasdaq SmallCap Market under the symbol "USAB." On January 5, 1999, the closing price of the Company's common stock was $8.125 per share.


                    ---------------------------------------

         See "Risk Factors" beginning on page 3 of this Prospectus for a discussion of certain factors that you should consider before investing.

                    ---------------------------------------

         The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                    ---------------------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

                    ---------------------------------------

         The shares of common stock are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
                    ---------------------------------------


                                      This Prospectus is dated January 8, 1999.

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----

SUMMARY  ......................................................................1

RISK FACTORS...................................................................3

USE OF PROCEEDS...............................................................10

MARKET FOR COMMON STOCK.......................................................11

SELECTED FINANCIAL DATA.......................................................13

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................15

MANAGEMENT'S DISCUSSION AND ANALYSIS
    OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS..........................15

BUSINESS .....................................................................44

MANAGEMENT....................................................................49

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
   AND MANAGEMENT.............................................................52

EXECUTIVE COMPENSATION........................................................55

EMPLOYMENT AGREEMENTS.........................................................55

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................................57

SELLING SHAREHOLDERS..........................................................59

DESCRIPTION OF SECURITIES.....................................................62

PLAN OF DISTRIBUTION..........................................................64

LEGAL MATTERS.................................................................66

EXPERTS  .....................................................................66

WHERE YOU CAN GET MORE INFORMATION............................................66

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS....................................67

                                     SUMMARY

This summary highlights selected information from this Prospectus and may not contain all the information that is important to you. To understand the stock offering fully, you should carefully read this entire Prospectus. References in this Prospectus to the "Company" refer to USABancShares, Inc. References to the "Bank" refer to BankPhiladelphia. References to USACapital refer to USACapital, Inc. References to "we," "us," and "our" refer to USABancShares, Inc., BankPhiladelphia and/or USACapital, Inc., either individually or as a group, depending on the context.

                                  The Companies

                               USABancShares, Inc.
                               1535 Locust Street
                             Philadelphia, PA 19102
                                 (215) 569-4200

USABancShares, Inc. (the "Company") is a one bank holding company registered under the Bank Holding Company Act of 1956. The Company was incorporated in Pennsylvania on March 14, 1995. The Company is not an operating company and has not engaged in any significant business to date.

                                BankPhiladelphia
                               1535 Locust Street
                             Philadelphia, PA 19102
                                 (215) 569-4200

BankPhiladelphia (the "Bank") is a Pennsylvania chartered savings bank. The Bank is wholly-owned by the Company. The Bank has operated as a community based financial institution for over 110 years.

                                USACapital, Inc.
                               1535 Locust Street
                             Philadelphia, PA 19102
                                 (215) 569-4200

USACapital, Inc. ("USACapital") is a Pennsylvania corporation wholly-owned by the Company. USACapital is a broker-dealer registered with the National Association of Securities Dealers and is engaged in the business of selling stocks, bonds, annuities, and other investments related products to the general public. USACapital operates out the Company's Locust Street office.

The Stock Offering

Up to 1,287,032 shares of common stock of the Company are being offered by the selling shareholders listed at market prices which will vary from time to time.

Use of the Proceeds

The offering is on behalf of selling shareholders. The Company will not receive any proceeds from the sale of the common stock. Certain selling shareholders will pay the exercise price of the warrants to purchase common stock in connection with an exercise of such warrants. The Company will use the proceeds from such exercises for working capital and general corporate purposes.

Dividends

Initially, the Company does not intend to pay any cash dividends on the common stock. See the "Dividend Policy" section on page 12 of this Prospectus.

Market for the Common Stock

There is a limited market for the common stock, which trades on the NASDAQ SmallCap Market under the symbol "USAB."

Important Risks in Owning the Company's Common Stock

Before you decide to purchase stock in the offering, you should read the "Risk Factors" section of this Prospectus beginning on page 3.

                                  RISK FACTORS

An investment in the Company's common stock involves a high degree of risk. Prospective investors should carefully consider the following risk factors before making an investment.

Vulnerability to Interest Rate Risk

Like most financial institutions, our results of operations are dependent on, among other things, net interest income. Net interest income results from the "margin" between interest earned on interest-earning assets, such as investments and loans, and interest paid on interest-bearing liabilities, such as deposits. As of September 30, 1998, based on certain assumptions, our interest-bearing liabilities that were estimated to mature or reprice within one year exceeded similar interest-earning assets by $19.1 million, or 12.62% of total interest-rate sensitive assets.

Interest rates are highly sensitive to many factors that are beyond our control. Some of these factors include: governmental monetary policies; inflation; recession; unemployment; the money supply; domestic and international economic and political conditions; and domestic and international crises. Changes in interest rates could have adverse effects on our operations. For example:

         o Historically we have relied on short-term and institutional deposits as a source of funds. The Bank's ability to retain these deposits is directly related to the interest paid by the Bank.

         o When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a particular period of time, a significant increase in interest rates could adversely affect our net interest income.

         o        Changes in interest rates could adversely affect:

                  o    the volume of loans we originate;

                  o the value of our purchased loans and other interest-earning assets;

                  o our ability to recognize income on loans purchased at a discount; or

                  o    the acceleration in loan prepayment.

Reliance on Short-term Deposits

As of September 30, 1998, $6.5 million or 6.56% of our deposits, consisted of core deposits, including: passbook, money market deposit accounts, demand accounts and NOW accounts. The $92.1 million remaining balance of deposits consisted of certificates of deposit. Of this $92.1 million, $37.8 million, or 41.05% of our total certificates of deposit, were due to mature within one year.

These numbers are a reflection of customer preference for short-term investments as a result of the current low interest rate environment. We have historically employed a wholesale funding strategy consisting primarily of marketing certificates of deposit. We have been able to maintain sufficient funds to support our lending activities by offering rates of interest on certificates of deposit marginally higher than rates offered by other banks on comparable deposits. Our ability to attract and maintain deposits, as well as our cost of funds, has been, and will continue to be, significantly affected by money market rates and general economic conditions. In addition, any decrease in these deposits would negatively affect our ability to internally fund any additional growth through lending. A decrease in deposits may also negatively affect our growth strategy and our results of operations. In the event we increase interest rates paid to retain deposits, earnings may be adversely affected.

Loan Acquisition Strategy

Our loan acquisition strategy includes identifying and purchasing discounted loans which management believes to be undervalued. We purchase performing loans at a discount from private sellers, the Federal Deposit Insurance Corporation and the former Resolution Trust Corporation. The majority of loans are secured by properties in the Mid-Atlantic region. We have historically acquired these loans either from institutions which were seeking to eliminate certain loans or categories of loans from their portfolios or in connection with the failure or consolidation of other financial institutions. We have developed and maintain a proprietary model to determine the appropriate price to be paid for these loans. Our model is based upon a combination of objective and subjective criteria. The objective criteria includes loan to value ratios, collateral type and geographic location. The more subjective criteria includes management's past experience with purchasing and administering loans. The prices we have paid to acquire discounted loans are based on our estimate of the market value of such loans. As of September 30, 1998, our net outstanding purchased loan portfolio totaled $47.8 million, or 31.7% of our total assets.

Our loan acquisition strategy subjects us to risks, including some risks not experienced by financial institutions engaged in more traditional lending activities. We can provide no assurance that this component of the Bank's operations will continue to provide the same level of profitability. Some of the risks related to our loan acquisition strategy are:

         o    fluctuations in our business;

         o the uncertainty in identifying and purchasing discounted loans at sufficient volume or level of discount;

         o uncertainty with respect to our ability to continue to achieve the same results experienced in the past;

         o    the competitive nature of discounted loan acquisitions;

         o the decreasing number of failed or failing financial institutions that are being resolved by the Federal Deposit Insurance Corporation;

         o    the general level of asset quality of financial institutions; and

         o    potential decreasing returns from our purchased loan portfolio.

Purchase Discount

At the time we purchase a portfolio of loans, a portion of the purchase price is accounted for as a discount. The discount allocated to each loan portfolio and the individual loans within the portfolio is based on our estimate of the value of the loan, including an estimate of future cash flows. For accounting purposes, the discount associated with the purchased loans is recognized as an increase in the yield of the loan and is included as interest income. To the extent that cash flows from the purchased loans may be uncertain, recognition of this income will also be uncertain. As of September 30, 1998, we have a discount which could be, but has not been recognized as income of $4.5 million, or 5.04% of gross loans.

Reserve Coverage for Loans

As of September 30, 1998, our allowance for loan losses with respect to our total loan portfolio was $834,677 or 0.93% of gross loans. We can provide no assurance that our actual losses with respect to our total loans will not exceed the amount of the reserves. Any losses we experience which exceed the allowance for the loan losses or the discount on the purchased loans will negatively affect our business.

Commercial Lending Risk

We make commercial loans following our analysis of credit risk, the value of the underlying collateral and other more intangible factors. This commercial lending activity exposes us to risks, particularly in the case of loans to small businesses and individuals. We include, among these risks, possible errors in our credit analysis, the uncertainty of the borrower's ability to repay the loans, the uncertainty of future economic conditions and the possibility of loan defaults.

Effect of Rapid Growth on Internal Operations

We have undergone tremendous growth in the past two years. We have increased our total assets from $89.3 million at December 31, 1997 to $151.0 million at September 30, 1998. During this period, we have maintained a staff of 25 to 30 people. This growth was due in large part to the increase in the volume of loans. We have experienced a lag in the ability of our operations to accommodate this growth. We need to enhance our internal systems of accounting and monitoring to keep up with the pace of growth and sophistication of our business. One of our goals for fiscal 1999 is to improve our internal operating systems and experience level of staff at key positions throughout the Company. The updating of our internal operating systems, controls and staffing experience levels will be ongoing over the upcoming year and may limit our ability to continue to grow the Company if we don't succeed in our efforts.

"Year 2000" Issues

We are aware of the issues associated with the programming code in existing computer systems as the Year 2000 approaches. The "Year 2000" problem is pervasive and complex. Virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize this information could generate incorrect data or cause a system to fail. We have consulted with our third-party computer and software providers and are preparing our systems to operate without significant modification as a result of this issue. To date, we have not been advised by any of our primary providers that they do not have plans in place to address and correct any Year 2000 problems. Nevertheless, we are not sure that our systems will not malfunction or that we will not incur significant costs in correcting any unanticipated problem.

Competition

We face strong competition from more established banks and from non-bank financial institutions which are aggressively expanding into markets traditionally served by banks. Most of these competitors have facilities and financial resources greater than ours and have other competitive advantages over us. Among the advantages of these larger institutions are their ability to: make larger loans; finance extensive advertising campaigns; conduct retail operations at a significant number of branches; and to allocate their investment assets to business lines of highest yield and demand.

Our profits in recent periods have been largely attributable to the identification and purchase of discounted loans and the origination of commercial loans. The primary factors in competing for loan pool acquisitions are knowledge of the availability of such loans, the ability to efficiently and accurately evaluate such loans and the ability to accurately price such loans. The primary factors in competing for commercial loans are interest rates, loan origination fees and the quality and range of lending services offered. We face strong competition in attracting and retaining deposits and in purchasing and originating loans. We can provide no assurance that we will maintain our competitive position in the future or that we will continue to operate profitably.

Holding Company Structure

The Company is a holding company and does not have material assets other than its ownership interests in its subsidiaries, including the Bank. As a holding company, the Company is dependent upon its subsidiaries for cash to meet its operating expenses. The Company's ability to pay dividends to its stockholders is also limited by the Bank's ability under Pennsylvania law to pay dividends to the Company. In addition, the Company may engage in business combinations with other companies, may acquire interests in other types of businesses and may dispose of or reduce its current interests in its subsidiaries.

Voting Control, Ability to Direct Management

Our management effectively exercises voting and operational control of the Company. Information regarding Management's ownership of the Company's capital stock is provided in this Prospectus beginning on page 52, under the heading "Security Ownership of Certain Beneficial Owners and Management."

Impediments to Takeover Attempts and Removal of Directors

There are provisions in our Articles of Incorporation and other restrictions that would make it difficult and expensive to pursue a change in control or takeover attempt which we oppose. As a result, stockholders may not have an opportunity to participate in these types of transactions. These restrictions may make the removal of the current Board of Directors difficult and could have the effect of reducing the trading price of the shares of common stock. These restrictions include:

         o Management has effective voting and operational control of the Company.

         o Federal law imposes restrictions on the acquisition of control of a bank such as the Bank, including regulatory approval requirements.

         o Pennsylvania law, under which the Company is incorporated, imposes restrictions on certain business combinations and gives the Board of Directors broad discretion to resist takeover attempts, even if such a transaction would be in the best interests of the Company's stockholders.

         o    Provisions in the Company's charter and by-laws providing that:

              o any merger, consolidation, liquidation or dissolution of the Company must be approved by the affirmative vote of 75% of the Company's directors and 66 2/3% of the Company's shareholders;

              o one person or group may not hold or vote more than 10% of the shares of common stock without the consent of the Board of Directors;

              o directors may be removed only for cause and only by a vote of 75% of the outstanding shares of common stock;

              o Mr. Tepper, as the only holder of the Class B common stock, is entitled to elect 1/3 of the directors;

              o shareholders do not have cumulative voting rights, so that those shareholders who hold a majority of the outstanding shares of common stock can elect the entire Board of Directors;

              o the Board of Directors is authorized to use a "poison pill" defense to any unwanted takeover attempt and given broad discretion in evaluating any such attempt; and

              o the Board of Directors is authorized to issue "blank check" preferred stock, which could be issued as part of a takeover defense.

Dividend Policy

We have never paid a cash dividend. We can provide no assurance that the Company will pay cash dividends in the future. During each of the last two fiscal years, we paid a 33% stock dividend to the holders of the Class A common stock. Our Board of Directors will determine our future dividend policy based on an analysis of factors that the Board of Directors deems relevant. We expect that such factors will include our results of operations, financial condition and capital needs. The Company's ability to pay dividends to its stockholders is also limited by the Bank's ability under Pennsylvania law to pay dividends to the Company.

Limited Public Market for Common Stock

The shares of common stock are traded on the NASDAQ SmallCap Market under the symbol "USAB," but there is a limited public trading market for the shares of common stock. We can provide no assurance that the shares of common stock will trade at prices at or about their present level. An inactive or illiquid trading market may have an adverse impact on the market price of the shares of common stock. Moreover, price fluctuations and the trading volume in the shares of common stock may not necessarily reflect our performance.

Dependence on Key Employees

The success of the Company will depend heavily on the expertise and guidance of its President and Chief Executive Officer, Kenneth L. Tepper and certain other senior executive officers. The Company has entered into employment agreements with Mr. Tepper and other key senior executives. Mr. Tepper will receive a salary of $245,000 per year for the remaining term of his employment agreement. His employment agreement expires February 2001. The loss of the services of Mr. Tepper or certain other senior executives would have a material adverse effect on the Company. We do not maintain key-man life insurance on any of these individuals.

Economic Conditions

The performance of financial institutions like the Bank is sensitive to general economic conditions. Unfavorable economic conditions at the local, national or international level may adversely affect our performance. For example, much of the United States experienced a significant economic decline in the late 1980's and early 1990's. This decline adversely affected the real estate market and the banking industry. As a result of this decline, loan repayment delinquencies increased and the value of properties underlying secured loans declined. Numerous bank failures resulted in the placement of many properties in the hands of a federal banking agency with the primary objective of prompt liquidation. In addition, recent activity in financial markets in the United States and the rest of the world has demonstrated an increasing interdependency among the various world markets and economies and has raised concerns among those in the banking industry. The implications of this interdependency are very uncertain and present risks to financial institutions such as the Bank, particularly in light of the current turmoil in some foreign markets and economies. Economic conditions are unpredictable and the potential for downturns is always present.

The majority of the Bank's purchased loans is secured by real property in the Mid-Atlantic region and substantially all of the Bank's originated loans are secured by interests in real property located in the greater Delaware Valley. Thus, adverse economic conditions affecting this primary market area could have a direct adverse effect on the financial condition and results of operations of the Bank.

Federal and State Government Regulation and Deregulation of the Financial Services Industry


We are subject to a complex body of federal and state banking laws and regulations which are intended primarily for the protection of depositors. In addition, there are bills relating to the regulation and deregulation of the financial services industry pending in the U.S. Congress. Any resulting legislation could significantly effect the operations and oversight of financial institutions such as the Bank as well as the competitive environment in which we operate. Further, the laws and regulations which affect us, as well as the interpretation by the authorities who examine us, may be changed at any time. We cannot predict the content, timing or effect of regulation by federal, state and local regulatory bodies. However, compliance with, or any violation of, current and future laws or regulations could require material expenditures by the Company or otherwise adversely affect the Company's business or financial results.

Environmental Liabilities

In the course of our business, we may acquire properties through foreclosure. There is a risk that hazardous substances could be discovered on such properties. Various federal, state and local laws subject property owners or operators to liability for the costs of removal or remediation of certain hazardous substances released on a property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of hazardous substances.

There is a risk that we may be required to bear the cost of removing hazardous substances from any affected properties. The cost of such removal could exceed the value of the affected properties or the loans secured by the properties. In addition, the Bank may not have adequate remedies against the prior owner or other responsible parties and may find it difficult or impossible to sell the affected properties.


                                 USE OF PROCEEDS

The Company will not receive any proceeds from the sale of the shares of common stock offered by the Selling Stockholders pursuant to this Prospectus. Certain selling shareholders will pay the exercise price of warrants to purchase common stock in connection with an exercise of such warrants. The Company will use the proceeds from such exercises for working capital and general corporate purposes.

                             MARKET FOR COMMON STOCK


The common stock of the Company is listed for trading on the NASDAQ SmallCap Market under the symbol "USAB" and began trading during the first quarter of 1996. The following table shows trading prices for the common stock from inception through January 5, 1999:

Price of Common Stock (1)


1999                          Low Price              High Price             Cash Dividend
----                          ---------              ----------             -------------
First Quarter (2)             $ 8.125                $ 8.25                 $  --

1998                          Low Price              High Price             Cash Dividend
----                          ---------              ----------             -------------
First Quarter                 $ 6 9/16               $10 1/2                $  --
Second Quarter                $10 1/8                $11 5/8                $  --
Third Quarter                 $ 7 1/2                $13 5/16               $  --
Fourth Quarter (2)            $                      $                      $  --

1997                          Low Price              High Price             Cash Dividend
----                          ---------              ----------             -------------
First Quarter                 $ 5 13/64              $ 5 29/32              $  --
Second Quarter                $ 4 59/64              $ 6 3/64               $  --
Third Quarter                 $ 5 9/16               $ 7 5/6                $  --
Fourth Quarter                $ 6                    $ 7 7/8                $  --


1996                          Low Price              High Price             Cash Dividend
----                          ---------              ----------             -------------
First Quarter                 $ 5 1/16               $ 6 3/4                $  --
Second Quarter                $ 4 1/2                $ 5 5/8                $  --
Third Quarter                 $ 4 1/2                $ 5 1/16               $  --
Fourth Quarter                $ 4 25/32              $ 5 49/64              $  --


(1) Adjusted for 33% stock dividends effective August 17, 1998 and July 1, 1997.
(2) Through and including January 5, 1999.

Market quotations reflect inter-dealer prices, without retail markups, markdown or commissions and may not necessarily reflect actual transactions.

As of January 4, 1999, there were approximately 262 holders of record of the Company's common stock.


                                 DIVIDEND POLICY

We have never paid a cash dividend. We can provide no assurance that the Company will pay cash dividends in the future. During each of the last two fiscal years, we paid a 33% stock dividend to the holders of shares of common stock. Our Board of Directors will determine our future dividend policy based on an analysis of factors that the Board of Directors deems relevant. We expect that such factors will include our results of operations, financial condition and capital needs.

Additionally, the Company's ability to pay dividends to its shareholders is limited by the Bank's ability to pay dividends to the Company. State banking statutes restrict the amount of dividends paid on capital stock. Under the Pennsylvania Banking Code, dividends may be declared and paid only out of accumulated net earnings and may be paid in cash or property other than a bank's own shares.

                             SELECTED FINANCIAL DATA

We are providing the following summary of selected financial information and other data for your benefit. This information is only a summary and does not purport to be complete. This summary is qualified in its entirety by reference to the detailed information and financial statements and accompanying notes beginning on page F-1. Selected financial information at September 30, 1998 has been derived from unaudited financial statements. In our opinion, such information reflects all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the selected financial information and other data. The results of operations for the nine month period ended September 30, 1998 are not necessarily indicative of the results which may be expected for any other period.

                                                                           9/30/98
Selected Financial Condition Data:                                       (unaudited)        12/31/97          12/31/96
                                                                        ------------       -----------      -----------
Total Assets                                                            $150,991,832       $89,325,976      $38,145,499
Loans receivable, net                                                     88,598,565        56,002,164       16,529,483
Securities                                                                42,109,185        24,453,629       16,324,746
Deposits                                                                  98,563,661        70,473,521       27,973,147
Total borrowings                                                          37,053,176        12,637,942        5,050,000
Stockholders' equity                                                      13,351,829         5,365,783        4,894,847

Selected Operations Data:
Total interest income                                                   $  8,870,759       $ 4,879,045      $ 2,942,144
Total interest expense                                                     4,558,814         2,530,250        1,225,116
                                                                        ------------       -----------      -----------
  Net interest income                                                      4,311,945         2,348,795        1,717,028
Provision for loan losses                                                    310,000           415,000          125,000
                                                                        ------------       -----------      -----------
Net interest income after provision for loan losses                        4,001,945         1,933,795        1,592,000
Total noninterest income                                                     830,427           314,458          103,232
Total noninterest expense                                                  2,908,320         2,456,970        1,500,996
                                                                        ------------       -----------      -----------
Income before income taxes                                                 1,924,052          (208,717)         194,264
Income tax provision                                                         747,256            16,891           67,995
                                                                        ------------       -----------      -----------
Net income                                                              $  1,176,796       $  (225,608)     $   126,269
                                                                        ============       ===========      ===========



Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets)                  1.31%            -0.09%            0.36%
Return on equity (ratio of net income to average equity)                        16.8%            -1.10%            2.57%
Operating Ratios:
Interest Rate Spread                                                            4.82%             3.68%            5.29%
Net interest margin (net interest income / average earning assets)              5.06%             4.53%            6.11%
Ratio of operating expense to average total assets                              3.23%             1.93%            2.35%
Ratio of average interest-earning assets to average interest-bearing          104.35%           117.50%          118.38%
liabilities
Asset Quality Ratios:
Non-performing assets to total assets at end of period                          1.30%             0.32%            3.50%
Allowance for loan losses to non-performing loans                              42.52%           197.92%           58.38%
Allowance for loan losses to loans receivable, net                              0.93%             1.01%            1.10%
Capital Ratios:
Stockholders' equity to total assets at end of period                           8.84%             6.01%           12.83%
Other Data:
Number of full-time employees                                                     35                18               10
Number of full-service offices                                                     3                 2                1


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Prospectus discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions.

Important factors that may cause actual results to differ from projections include, for example,

  o general economic conditions, including their impact on capital expenditures;

  o    business conditions in the financial services industry;

  o    the regulatory environment;

  o    rapidly changing technology and evolving banking industry standards;

  o competitive factors, including increased competition with community, regional and national financial institutions;

  o    new services and products offered by competitors; and

  o    price pressures.

We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The purpose of this discussion is to focus on significant and ongoing changes in the financial condition and results of operations of the Company and its subsidiaries during the past two years. The discussion and analysis is intended to supplement and highlight information contained in the accompanying consolidated financial statements and the selected financial data presented elsewhere in this Prospectus.

On July 23, 1998, the Company declared a 33% stock dividend on its common stock, effective August 17, 1998, to stockholders of record as of August 3, 1998. All prior period stock, per share, and option information included in this Prospectus has been adjusted to account for the stock dividend.

           Comparison of Financial Condition and Results of Operations at and for the Fiscal Years Ended December 31, 1997 and 1996

Financial Condition

The Company's total assets increased from $38.1 million at December 31, 1996 to $89.3 million at December 31, 1997, an increase of $51.2 million, or 134.4%. The increase was due primarily to increases in the loan and investment portfolios of $39.5 million and $8.1 million, respectively. This growth was funded by increases in certificates of deposit and borrowed funds (primarily Federal Home Loan Bank Advances ("Advances")), during the year of $42.5 million, and $4.3 million, respectively. The increase in the loan portfolio during 1997 was primarily due to the acquisition of discounted commercial and residential real estate loan portfolios. These loan portfolios, with unpaid principal balances of approximately $27.8 million were acquired for approximately $24.0 million. Total deposits increased $42.5 million to $70.5 million at December 31, 1997. The increase in deposits was comprised of an increase in Money Market accounts of $4.8 million and an increase in certificates of deposit during 1997 which resulted directly from the Bank's marketing efforts to attract new customers. Borrowed funds consist primarily of advances from the FHLB with both fixed and variable interest rates and stated maturities occurring during 1997. Total borrowed funds increased to $9.3 million at December 31, 1997. The Company had $5.0 million in borrowed funds at December 31, 1996. The increases in deposits, described above, and in borrowed funds were utilized to fund increases in loans and other earning assets as part of the Bank's overall growth strategy. Management plans to continue to utilize FHLB advances in conjunction with deposit expansion to provide the necessary funding for the Bank's continued growth. The Bank's borrowing limit at the FHLB as of December 31, 1997, was approximately $24.1 million.

Results of Operations

As a result of the positive performance of the Company to date, management elected to take a one-time charge of $343,775, in the fourth quarter of 1997, related to full and final recognition of compensation expense associated with the mandatory conversion provision of the Class B common stock (see Note 12 in the Notes to Consolidated Financial Statements). This charge, while treated as a current expense, resulted in a corresponding increase in capital, by the same amount, and will benefit future periods as Class B amortization will no longer be required. Additionally, management decided to increase the allowance for loan losses in the fourth quarter of 1997 by $340,000 (in addition to $75,000 which was added previously in the year), in anticipation of ongoing loan growth. As a result of these transactions, the Company reported a net loss of $225,608 for the year ended December 31, 1997, a decrease of $351,877 compared to net income of $126,269 for the year ended December 31, 1996.

Interest expense increased $1.3 million due to expanded use of certificates of deposit to fund loan portfolio acquisitions, non-interest expense increased $639,339 primarily due to the addition of key servicing and operations personnel, and the allowance for loan loss reserves increased $290,000, or approximately 1.0% of gross loans. The decrease was partially offset by an increase in interest income of $1.9 million and an increase in non-interest income of $211,226. Further details regarding changes in the major categories of income and expense are discussed below.

Interest Income. Interest income increased $1.9 million to $4.9 million for the year ended December 31,1997, from $2.9 million for the year ended December 31, 1996. The increase in interest income was primarily the result of an increase in interest income on loans and investment securities of $1.2 million and $830,846. The increase in interest income on loans is due to an increase in the average balance of the loan portfolio, as well as accretion income recognized on discounted real estate loan portfolios purchased during 1997, 1996 and 1995. The discount associated with such loan portfolios is recognized as a yield adjustment, included as interest income using the interest method and applied on a loan-by-loan basis (to the extent that the timing and amount of cash flows can reasonably be determined).

During 1997, the Bank recognized approximately $691,000 in accretion income associated with these discounted loan portfolios. As the Bank continues to grow, the percentage of the total loan portfolio represented by loans purchased at a discount will decrease.

Interest Expense. Interest expense increased $1.3 million to $2.5 million for the year ended December 31, 1997, from $1.2 million for the year ended December 31, 1996. The majority of this increase was the result of higher interest expense of $1.1 million on certificates of deposit resulting from higher outstanding average balances during 1997.

Net Interest Income. The earnings of the Bank depend primarily on its level of net interest income, which is the difference between interest earned on the Bank's interest-earning assets (loans and investment securities) and the interest paid on interest-bearing liabilities (deposits and other borrowings). Net interest income is a function of the Bank's interest rate spread, which is the difference between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities, as well as a function of the average balance of interest- earning assets as compared to the average balance of interest-bearing liabilities. Net interest income increased $631,767, from $1.7 million to $2.3 million for the year ended December 31, 1997. The Bank's interest rate spread averaged 3.68% during 1997 compared to 5.29% during 1996. The decrease in net interest spread during 1997 was due to a decrease in the average yield on interest-earning assets of 1.06% from 10.47% in 1996 compared to 9.41% in 1997 and an increase the average cost of interest-bearing liabilities of .55% from 5.18% in 1996 to 5.73% in 1997.

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 1997 was $415,000 compared to $125,000 in 1996. The provision for loan losses, less charge-offs for the year of $29,139, increased the allowance for loan losses to $567,940 at December 31, 1997. Management will continue to record a provision for loan losses to maintain the allowance for loan losses at a level deemed adequate by management based on a quarterly analysis.

Non-interest Income. Non-interest income increased to $314,458 for the year ended December 31, 1997, from $103,232 for the year ended December 31, 1996. This increase of $211,226, was primarily the result of a $111,395 increase in net gains on sales of investment securities during 1997 as well as brokerage fees generated by USACapital totaling $102,107.

Non-interest Expense. Non-interest expense increased to $2.5 million for the year ended December 31, 1997, from $1.5 million for the year ended December 31, 1996. This increase of $1.0 million was the result of increases in compensation and benefits, occupancy, and other expenses of $510,205, $82,599, and $363,170, respectively, during the year ended December 31, 1997.

Income Tax Expense. Income tax expense decreased to $16,891 for the year ended December 31, 1997. During 1997, the Company realized a tax benefit related to the net operating loss carryovers from the acquisition of the Bank which was treated as a reduction to goodwill in accordance with SFAS No. 109.

Average Balance Sheets and Rate/Yield Analysis. Net interest income is affected by changes in both average interest rates and average volumes of interest-earning assets and interest-bearing liabilities. The following table presents for the period indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates.


(Dollars in Thousands)                                     Year to Date
                                                               1997
                                        Average                               Average
Assets:                                 Balance (1)         Interest          Rate
                                        ---------------     -------------     -------------
Interest earning assets:
     Loans                                 $26,421            $3,090             11.70%
     Investment securities                  22,696             1,637              7.21%
     Interest-bearing deposits and
     other                                   2,739               152              5.55%
                                           -------            ------             ------
  Total earning assets                     $51,856            $4,879              9.41%

Liabilities:
Deposits:
     Passbook                              $ 1,888            $   47              2.49%
     NOW accounts                              705                16              2.27%
     Money Market accounts                   1,684                63              3.74%
     Certificates of deposit                35,627             2,158              6.06%
     Other borrowings                        4,227               246              5.82%
                                           -------            ------             ------
  Total interest-bearing
    liabilities                            $44,131            $2,530              5.73%

                                           -------
Excess of interest earning assets
over interest-bearing liabilities          $ 7,725
                                           =======            ------
Net interest income                                           $2,349
                                                              ======
Effective interest differential
(spread)                                                                          3.68%
                                                                                 ------
Net yield on average interest
earning assets                                                                    4.53%
                                                                                 ======



(Dollars in Thousands)                                         Year to Date
                                                                   1996
                                            Average                              Average
Assets:                                     Balance (1)        Interest          Rate
                                            --------------     -------------     -------------
Interest earning assets:
     Loans                                     $11,706            $1,923             16.43%
     Investment securities                      12,320               807              6.55%
     Interest-bearing deposits and
     other                                       4,084               212              5.19%
                                               -------            ------             ------
  Total earning assets                         $28,110            $2,942             10.47%

Liabilities:
Deposits:
     Passbook                                  $ 2,354            $   61              2.59%
     NOW accounts                                  585                12              2.05%
     Money Market accounts                          --                --              0.00%
     Certificates of deposit                    19,967             1,109              5.55%
     Other borrowings                              750                43              5.73%
                                               -------            ------             ------
  Total interest-bearing
    liabilities                                $23,656            $1,225              5.18%

                                               -------
Excess of interest earning assets
over interest-bearing liabilities              $ 4,454
                                               =======            ------
Net interest income                                               $1,717
                                                                  ======
Effective interest differential
(spread)                                                                              5.29%
                                                                                     ------
Net yield on average interest
earning assets                                                                        6.11%
                                                                                     ======


(1) Average balances are calculated on a quarterly basis.

Rate Volume Analysis. The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between changes (a) related to outstanding balances and (b) due to the changes in interest rates. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change in rate/volume (change in rate multiplied by change in volume). The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.


(Dollars in Thousands)                                                            1997 Versus 1996
                                                         -------------------------------------------------------------
                                                                   Increase or Decrease
                                                                     Due to Change in
                                                         ----------------------------------------
                                                               Average                Average           Total Increase
                                                               Volume                  Rate                (Decrease)
--------------------------------------------             -------------------      ---------------       --------------
Variance in interest income on:
Interest-earning assets:
Loans                                                         $1,514                  $(347)                $1,167
Investment securities                                            741                     89                    830
Interest-bearing deposits and other                              (76)                    16                    (60)
                                                              ------                  -----                 ------
     Total interest-earning assets                            $2,179                  $(242)                $1,937

Interest-bearing liabilities:
Deposits:
Passbook                                                      $  (12)                 $  (2)                 $ (14)
NOW accounts                                                       3                      1                      4
Money Market accounts                                             63                     --                     63
Certificates of deposit                                          940                    109                  1,049
Other borrowings                                                 202                      1                    203
                                                              ------                  -----                 ------
     Total interest-bearing liabilities                       $1,197                  $ 108                 $1,305
                                                              ------                  -----                 ------
Change in net interest income                                 $  982                  $(350)                $  632
                                                              ------                  -----                 ------


Asset and Liability Management

A principal objective of the Bank's asset and liability management is to minimize the Bank's exposure to changes in interest rates. The Bank's policy is to attempt to manage assets and liabilities in such a way as to maximize net interest income through changing interest rate environments. An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market rates. Interest rate sensitivity measures the relative volatility of a bank's interest margin resulting from changes in market interest rates.

The following table summarizes repricing intervals for interest-earning assets and interest-bearing liabilities for the period ended December 31, 1997 and the difference or "gap" between them on an actual and cumulative basis for the periods indicated:



Interest Rate Sensitivity Table                  1-90              91-364
(Dollars in Thousands)                           Days               Days
---------------------------------------      ------------      ---------------
Interest-earning assets:
Loans receivable                                $14,627          $  5,337
Investment securities                             3,830             3,570
Other interest earning assets                     3,975                --
                                                -------          --------
     Total interest-earning assets              $22,432          $  8,907

Interest-bearing liabilities:
NOW accounts                                    $   688          $     --
Money Market accounts                             2,401                --
Passbook savings accounts                         1,009                --
Certificates of deposit                           3,325            23,174
Other borrowings                                  7,340                --
                                                -------          --------
     Total interest-bearing liabilities         $14,763          $ 23,174

Periodic gap                                     $7,669          $(14,267)
Cumulative gap                                   $7,669          $ (6,598)
Gap to asset ratio                                    9%              -16%
Cumulative gap to asset ratio                         9%               -7%




Interest Rate Sensitivity Table                   1-5                Over 5             12/31/97
(Dollars in Thousands)                           Years                Years              Balance
---------------------------------------      --------------      ---------------      -------------
Interest-earning assets:
Loans receivable                               $ 17,567              $19,039             $56,570
Investment securities                             5,572               11,002              23,974
Other interest earning assets                        --                   --               3,975
                                               --------              -------             -------
     Total interest-earning assets             $ 23,139              $30,041             $84,519

Interest-bearing liabilities:
NOW accounts                                   $     --              $    --             $   688
Money Market accounts                                --                2,401               4,802
Passbook savings accounts                            --                1,009               2,018
Certificates of deposit                          34,533                1,676              62,708
Other borrowings                                  2,000                  --               9,340
                                               --------              -------             -------
     Total interest-bearing liabilities        $ 36,533              $ 5,086             $79,556

Periodic gap                                   $(13,394)             $24,955             $ 4,963
Cumulative gap                                 $(19,992)             $ 4,963               4,963
Gap to asset ratio                                  -15%                  28%                 --
Cumulative gap to asset ratio                       -22%                   6%                 --


A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income, while a negative gap would tend to result in an increase in net interest income. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income while a negative gap would tend to affect net interest income adversely.

If repricing of the Bank's assets and liabilities were equally flexible and moved concurrently, the impact of an increase or decrease in interest rates on net income would be minimal. At December 31, 1997, the Bank experienced a negative cumulative one year gap, which suggests that net interest income may decrease during periods of rising interest rates.

The method used to analyze interest rate sensitivity in the table above has a number of limitations. Certain assets and liabilities may react differently to changes in interest rates even though they reprice or mature in the same or similar time periods. The interest rates on certain assets and liabilities may change at different times than changes in market interest rates, with some changing in advance of changes in market rates and some lagging behind changes in market rates. Also, certain assets, such as adjustable rate loans, often have provisions which may limit changes in interest rates each time market interest rates change and on a cumulative basis over the life of the loan. Additionally, the actual prepayments and withdrawals experienced by the Bank in the event of a change in interest rates may deviate significantly from those assumed in calculating the data shown in the table.

In the event the Bank should experience a mismatch in its desired gap ranges or an excessive decline in its market value of equity resulting from changes in interest rates, it has a number of options which it could utilize to remedy such mismatch. The Bank could restructure its investment portfolio through sale or purchase of securities with more favorable repricing attributes. It could also emphasize loan products with appropriate maturities or repricing attributes, or it could attract deposits or obtain borrowings with desired maturities.

Investment Portfolio. The following table presents the book values and estimated market values at December 31, 1997, and December 31, 1996, respectively, for each major category of the Bank's investment securities:



                                                                          December 31, 1997
                                          ---------------------------------------------------------------------------------
                                                                   Gross                Gross               Approximate
                                             Amortized           Unrealized          Unrealized                Fair
                                               Cost                Gains               Losses                  Value
                                          ---------------      --------------     -----------------     -------------------
Available-for-Sale
U.S. Government agency
securities                                  $ 1,243,139           $ 15,824             $    --              $ 1,258,963
Equity and other securities                   7,636,598            150,461              11,297                7,775,762
                                            -----------           --------             -------              -----------
     Total available-for-sale               $ 8,879,737           $166,285             $11,297              $ 9,034,725
                                            ===========           ========             =======              ===========
Held-to-Maturity
U.S. Government agency
securities                                  $ 3,557,087           $     --             $10,202              $ 3,546,885
Mortgage-backed securities                    6,306,384             50,074                  --                6,356,458
Municipal securities                          3,162,576            100,831                  --                3,263,407
Equity and other securities                   2,392,857             84,023                  --                2,476,880
                                            -----------           --------             -------              -----------
     Total held-to-maturity                 $15,418,904           $234,928             $10,202              $15,643,630
                                            ===========           ========             =======              ===========

                                                                      December 31, 1996
                                        ---------------------------------------------------------------------------------
                                                                   Gross                Gross               Approximate
                                             Amortized           Unrealized          Unrealized                Fair
                                               Cost                Gains               Losses                  Value
                                          ---------------      --------------     -----------------     -------------------
Available-for-Sale
U.S. Government agency
securities                                  $ 3,614,740           $ 28,850             $    --              $ 3,643,590
Mortgage-backed securities                    1,863,115              6,037                  --                1,869,152
Corporate securities                            461,429                 --               3,044                  458,385
Equity securities                               161,626                 --              35,126                  126,500
                                            -----------           --------             -------              -----------
     Total available-for-sale               $ 6,100,910           $ 34,887             $38,170              $ 6,097,627
                                            ===========           ========             =======              ===========
Held-to-Maturity
U.S. Government agency
securities                                  $ 1,498,179           $     --             $ 1,884              $ 1,496,295
Mortgage-backed securities                    6,820,038              3,602                  --                6,823,640
Corporate securities                          1,908,902              1,737                  --                1,910,639
                                            -----------           --------             -------              -----------
     Total held-to-maturity                 $10,227,119           $  5,339             $ 1,884              $10,230,574
                                            ===========           ========             =======              ===========


The Bank's investment portfolio is composed of interest-earning assets which not only provide interest income but a source of liquidity and diversity. The majority of the investment portfolio is held-to-maturity which is stated at par value, plus any remaining unamortized premium paid or less any remaining unamortized discount received. Available-for-sale securities are stated at fair market value, plus any remaining unamortized premium paid or less any remaining unamortized discount received. The Bank invests in securities for yield income and not to profit from trading activities.

The following table shows the contractual maturity distribution of the investment securities portfolio at December 31, 1997:

                                              Available-for-Sale                               Held-to-Maturity
                                   -----------------------------------------      -------------------------------------------
                                       Amortized              Approximate              Amortized              Approximate
                                         Cost                 Fair Value                 Cost                 Fair Value
                                   -----------------       -----------------      ------------------      -------------------
Due after one year through
five years                           $       --               $       --             $   999,606              $   995,000
Due after five years
through ten years                    $  993,139               $1,005,937             $ 1,909,402              $ 1,950,553
Due after ten years                  $7,561,847               $7,652,183             $12,509,896              $12,698,077
                                     ----------               ----------             -----------              -----------
Equity Securities                    $  324,751               $  376,605             $        --              $        --
                                     ----------               ----------             -----------              -----------
                                     $8,879,737               $9,034,725             $15,418,904              $15,643,630
                                     ----------               ----------             -----------              -----------

Loan Portfolio. Historically, the Bank's lending business had been primarily real estate mortgage loans secured by one to four family residences in the Bank's lending area. Typically, these residences were single family homes that serve as the primary residence of the owner. The Bank currently originates such loans in amounts up to 80% of the appraised value of the property. The Bank has recently expanded the focus of its lending program to include commercial lending, primarily secured by real estate. In the future, the Bank may increase its loans collateralized with marketable securities, cash, or potentially equipment. This expanded focus will allow the Bank to compete more effectively in the community banking marketplace.

Loans receivable, (net of the allowance for loan losses, unearned fees and origination costs and loans in process) were $56.0 million at December 31, 1997 compared to $16.5 million at December 31, 1996. Loans receivable represented 62.7% of total assets and 79.5% of total deposits as of December 31, 1997 compared to 43.3% and 58.9%, respectively, at December 31, 1996.

The following table summarizes the loan portfolio of the Bank by loan category and amount at December 31, 1997, compared to December 31, 1996:


(Dollars in thousands)                                  December 31,                                December 31,
                                            -------------------------------------      --------------------------------------
                                                 1997                    %                   1996                   %
                                            ---------------       ---------------      ----------------      ----------------
Real estate                                     $54,262                96.9%               $14,648                88.6%
Commercial and industrial                         1,091                 2.0%                 1,138                 6.9%
Other                                             1,694                 3.0%                 1,226                 7.4%
                                                -------               ------               -------               ------
     Total loans                                 57,047               101.9%                17,012               102.9%

Less:
     Loans in process                               260                 0.5%                   215                 1.3%
     Unearned income                                217                 0.4%                    86                 0.5%
     Allowance for loan losses                      568                 1.0%                   182                 1.1%
                                                -------               ------               -------               ------
     Net loans                                  $56,002               100.0%               $16,529               100.0%
                                                =======               ======               =======               ======


The following table summarizes the maturity and or repricing composition of loans receivable at December 31, 1997, compared to December 31, 1996:


(Dollars in thousands)                                                       December 31
                                            ---------------------------------------------------------------------------------
                                                 1997                    %                   1996                   %
                                            ---------------       ---------------      ----------------      ----------------
Within one year                                 $10,634                 18.6%               $7,209                42.4%
Over one year through two years                   2,869                  5.0%                  958                 5.6%
Over two years through three years                2,871                  5.0%                   31                 0.2%
Over three years through five years              18,968                 33.3%                2,295                13.5%
Over five years through ten years                 5,786                 10.2%                  892                 5.2%
Over ten years                                   15,920                 27.9%                5,627                33.1%
                                                -------               -------              -------              -------
     Total loans                                $57,047               100.00%              $17,012              100.00%
                                                =======               =======              =======              =======

On December 31, 1997, the net book value of non-accrual loans was $286,897 and loans 90 days or more past due was $165,418. These amounts represented non-accrual and past due balances on the discounted commercial and residential real estate loans purchased during 1997 and not on balances originated directly by the Bank. There were no troubled debt restructured loans as of or during the year ended December 31, 1997. There were no impaired loans at December 31, 1997, and 1996. The Bank will recognize income on non-accrual loans, under the cash basis, when the loans are brought current as to outstanding principal and collateral on the loan is sufficient to cover the outstanding obligation to the Bank.

Loans to directors, executive officers and their associates are made in the ordinary course of business and on substantially the same terms and conditions, including interest rate and collateral, as those prevailing at the time for comparable transactions with others. The aggregate amount of loans by the Bank to its directors and executive officers, including loans to related persons and entities was $232,900 at December 31, 1997, and $614,421 at December 31, 1996, and represented .26% and 1.6%, respectively, of total assets. Activity of these loans is as follows:

                                                     December 31,
                                        -------------------------------------
                                             1997                    1996
                                        -------------            ------------
Balance at beginning of year              $ 614,421                $ 12,391
New loans                                   121,664                 610,000
Repayments                                $(503,185)                $(7,970)

Balance at end of year                     $232,900                $614,421


Allowance For Loan Losses. In originating loans, the Bank recognizes that some degree of credit losses may be experienced. The risk of loss will vary according to, among other things, the type of loan, the creditworthiness of the borrower, the type and quality of the collateral as well as general economic conditions. The Bank determines the level of its allowance for possible loan losses based upon a number of factors. In connection with this analysis, the Bank considers both internal and external factors which may affect the adequacy of the allowance for possible loan losses. Such factors may include, but are not limited to, present and prospective industry trends and regional and national economic conditions, past estimates of possible loan losses as compared to actual losses and potential problems with sizable loans, large concentrations, known and inherent risk in the portfolio, prevailing market conditions, and management's judgment as to collectability.

The following table summarizes the changes in the Bank's allowance for loan losses for the period ended December 31, 1997, compared to December 31, 1996:


                                                     December 31,
                                        -------------------------------------
                                             1997                    1996
                                        -------------            ------------
Balance at beginning of year              $ 182,079                $ 60,000
     Provision for loan losses              415,000                 125,000
     Loan losses                          $ (29,139)                 (2,921)
                                          ---------                --------
Balance at end of year                    $ 567,940                $182,079
                                          =========                ========

The allowance for loan losses represents a reserve against potential but undetermined future losses. The allowance for loan losses is established through a provision for loan losses based on Management's evaluation of the risk inherent in its loan portfolio and the general economy. Such evaluation, which includes a review of all loans on which full collectability may not be reasonably assured, considers among other matters, the estimated fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate loan loss allowance. Although the Bank believes that its allowance for loan losses is at a level which it considers to be adequate to provide for losses, there can be no assurances that such losses will not exceed the estimated amounts.

Deposits. Deposits are the primary source of the Bank's funds for lending and other investment purposes. Total deposits at December 31, 1997 were $70.5 million compared to $28.0 million at December 31, 1996, an increase of $42.5 million or 151.9%. The Bank's current deposit products include statement savings accounts, passbook savings accounts, personal and business checking accounts, NOW accounts, Money Market accounts and certificates of deposit (ranging in terms from three months to eight years). The Bank's deposits are obtained primarily from residents in its primary market area, in and around the Plymouth Meeting/Norristown area, as well as from an expanded customer base in and around greater Philadelphia.

The principal methods used by the Bank to attract deposit accounts include offering a wide variety of services and accounts, competitive interest rates and convenient office hours. The Bank still relies upon certificates of deposit as its primary funding source, but it has instituted a program which emphasizes the acquisition of more stable core deposits, using traditional marketing methods, to attract new customers and savings deposits.

The following table presents the weighted average rates paid on and composition of deposit balances at December 31, 1997, compared to December 31, 1996:


                                                   1997                                        1996
                                  --------------------------------------      ---------------------------------------
                                       Amount                 Percent               Amount                Percent
                                  -----------------       --------------      ------------------      ---------------
Demand                               $   257,325               0.37%             $    58,659               0.21%
NOW accounts                         $   688,177               0.98%             $   891,640               3.19%
Money Market accounts                $ 4,801,606               6.81%             $        --                  --
Passbook                             $ 2,018,768               2.86%             $ 2,029,694               7.26%
Certificates of deposit              $62,707,645              88.98%             $24,993,154              89.34%
                                     -----------              ------             -----------              ------
                                     $70,473,521                100%             $27,973,147                100%
                                     ===========              ======             ===========              ======

The following table summarizes the maturity composition of certificates of deposit with balances of $100,000 or more at December 31, 1997, compared to December 31, 1996:


                                                                      December 31,
                                     ---------------------------------------------------------------------------
                                            1997                  %                    1996                  %
                                     -----------------        ------               ----------            -------
Three months or less                     $  652,783            7.23%               $1,057,638             42.12%
Over three months to six months          $  103,215            1.14%               $  200,000              7.96%
Over six months to twelve
months                                   $4,246,805           47.03%               $  237,700              9.47%
Over twelve months                       $4,027,146           44.60%               $1,015,741             40.45%
                                         ----------           ------               ----------             ------
                                         $9,029,949             100%               $2,511,079               100%
                                         ==========           ======               ==========             ======


           Comparison of Financial Condition and Results of Operations for the Nine Month Periods Ended September 30, 1998 and 1997

Results of Operations

Net Income. The Company reported net earnings of $1.2 million, or $.60 per share, diluted, for the nine months ended September 30, 1998, compared to $287,853, or $.27 per share for the nine months ended September 30, 1997. The increase in net income was primarily the result of an increase in net interest income of $2.7 million, and an increase in non-interest income of $551,066. This was partially offset by an increase in the provision for loan losses of $235,000, an increase in non-interest expense of $1.6 million, and an increase in income tax expense of $543,955.

The Company reported net earnings of $269,317, or $.12 per share, diluted, for the three months ended September 30, 1998, compared to $127,860, or $.12 per share, diluted, for the three months ended September 30, 1997. The increase in net income was primarily the result of an increase in net interest income of $863,550, and an increase in non-interest income of $249,491. This was partially offset by an increase in the provision for loan losses of $100,000, an increase in non-interest expense of $789,781, and an increase in income tax expense of $81,803.

Interest Income. Interest income increased 178.8% or $5.7 million to $8.9 million, for the nine months ended September 30, 1998, compared to the same period in 1997. The increase in interest income was the result of an increase in interest income on loans, investment securities, and interest-bearing deposits of $4.6 million, $904,061, and $144,790, respectively. The increase in interest income on loans is due to an increase in the average balance of the loan portfolio, as well as accretion income recognized on discounted loan pools purchased by the Bank since 1995. The discount associated with such discounted loan pools is recognized as a yield adjustment and is included as interest income using the interest method and applied on a loan-by-loan basis (to the extent that the timing and amount of cash flows can reasonably be determined). Any changes from these estimates could result in either an increase or decrease in accretion income. During the nine months ended September 30, 1998, the Bank recognized $871,524 in accretion income associated with these discounted loan pools.

Interest income increased 172.2% or $2.1 million to $3.3 million, for the three months ended September 30, 1998, compared to the same period in 1997. The increase in interest income was the result of an increase in interest income on loans, investment securities, and interest-bearing deposits of $1.7 million, $362,295, and $27,310, respectively. The increase in interest income on loans is due to an increase in the average balance of the loan portfolio, as well as accretion income recognized on discounted loan pools purchased by the Bank since 1995. The discount associated with such discounted loan pools is recognized as a yield adjustment and is included as interest income using the interest method and applied on a loan-by-loan basis (to the extent that the timing and amount of cash flows can reasonably be determined). Any changes from these estimates could result in either an increase or decrease in accretion income. During the three months ended September 30, 1998, the Bank recognized $416,122 in accretion income associated with these discounted loan pools.

Interest Expense. Interest expense increased 189.9% or $3.0 million to $4.6 million, for the nine months ended September 30, 1998, compared to the same period in 1997, due to higher volumes of new certificates of deposit, money market accounts, and FHLB Advances. The average cost of funds, including other borrowings, increased 0.10% to 5.58% for the nine months ended September 30, 1998 compared to the same period in 1997. Interest expense increased 206.2% or $1.2 million to $1.8 million, for the three months ended September 30, 1998, compared to the same period in 1997, due to higher volumes of new certificates of deposit, Money market accounts, and FHLB Advances.

Net Interest Income. Net interest income for the nine months ended September 30, 1998, increased $2.7 million, or 167.9%, to $4.3 million from $1.6 million for the same period in 1997. Average interest-earning assets increased by $71.1 million, or 166.6%, to $113.7 million, for the nine months ended September 30, 1998 compared to the same period in 1997. Average interest-bearing liabilities increased $70.7 million or 184.6% over the same period. The average net interest margin increased from 5.03% to 5.06%, during the period, due to the average rate on interest-earning assets increasing at a faster rate than the average rate on interest-bearing liabilities. Net interest income for the three months ended September 30, 1998, increased $863,550, or 139.1%, to $1.5 million from $620,822 for the same period in 1997.

Analysis of Net Interest Income. The following table presents information regarding yields on interest-earning assets, expense on interest-bearing liabilities, and net yields on interest-earning assets for the periods indicated:


                                                                      Nine Months Ended September 30,
                                                         1998                                               1997
                                       Average                            Average          Average                         Average
Assets:                              Balance (1)         Interest           Rate         Balance (1)       Interest          Rate
                                  -----------------   ---------------   ------------   ---------------   -------------   -----------
Interest earning assets:
     Loans                             $ 72,300,365        $6,520,236      12.02%          $19,896,501      $1,880,149      12.60%
     Investment securities               35,565,744         2,083,851       7.81%           19,661,783       1,179,790       8.00%
     Interest-bearing deposits
     and other                            5,828,511           266,672       6.10%            3,079,363         121,882       5.28%
                                       ------------        ----------      ------          -----------      ----------      ------
  Total earning assets                 $113,694,620        $8,870,759      10.40%          $42,637,647      $3,181,821       9.95%

Liabilities:
Deposits:
     Passbook                          $  1,704,812        $   33,302       2.60%          $ 1,938,644      $   35,643       2.45%
     NOW accounts                         1,043,412            17,901       2.29%            2,103,059          37,403       2.37%
     Money Market accounts                2,517,020            33,772       1.79%                   --              --       0.00%
     Certificates of deposit             84,595,494         3,699,221       5.83%           30,475,981       1,315,441       5.76%
     Other borrowings                    19,097,184           774,618       5.41%            3,770,000         183,928       6.50%
                                       ------------        ----------      ------          -----------      ----------      ------
  Total interest-bearing
    liabilities                        $108,957,922        $4,558,814       5.58%          $38,287,684      $1,572,415       5.48%

Excess of interest earning
assets over interest-bearing
liabilities                            $  4,736,697                                        $ 4,349,963
                                       ============                                        ===========
Net interest income                                        $4,311,945                                       $1,609,406
                                                           ==========                                       ==========
Effective interest differential
(spread)                                                                    4.82%                                            4.47%
                                                                           ------                                           ------
Net yield on average interest
earning assets                                                              5.06%                                            5.03%
                                                                           ======                                           ======

(1) Average balances are calculated on a quarterly basis.

Rate Volume Analysis. The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between changes (a) related to outstanding balances and (b) due to the changes in interest rates. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change in rate/volume (change in rate multiplied by change in volume). The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.


                                                                                 Nine Months Ended
                                                                     September 30, 1998 vs. September 30, 1997
                                                         -----------------------------------------------------------------
                                                                   Increase or Decrease
                                                                     Due to Change in
                                                         ----------------------------------------
                                                               Average                Average             Total Increase
Rate/Volume Analysis                                           Volume                  Rate                 (Decrease)
--------------------------------------------             -------------------      ---------------       ------------------
Variance in interest income on:
Interest-earning assets:
Loans                                                        $4,721,930              $(81,843)               $4,640,087
Investment securities                                           931,164               (27,103)                  904,061
Interest-bearing deposits and other                             123,258                21,532                   144,790
                                                             ----------              --------                ----------
     Total interest-earning assets                           $5,776,352              $(87,414)               $5,688,938

Interest-bearing liabilities:
Deposits:
Passbook                                                     $  (4,856)              $  2,515                $  (2,341)
NOW accounts                                                   (18,223)                (1,279)                 (19,502)
Money Market accounts                                            33,772                    --                    33,772
Certificates of deposit                                       2,366,333                17,447                 2,383,780
Other borrowings                                                616,245               (25,554)                  590,691
                                                             ----------              --------                ----------
     Total interest-bearing liabilities                      $2,993,270              $ (6,871)               $2,986,400
                                                             ----------              --------                ----------
Change in net interest income                                $2,783,082              $(80,543)               $2,702,539
                                                             ==========              ========                ==========


Provision for Loan Losses

Management records the provision for loan losses in amounts that result in an allowance for loan losses sufficient to cover all potential net charge-offs and risks believed to be inherent in the loan portfolio. Management's evaluation includes such factors as past loan loss experience as related to current loan portfolio mix, evaluation of actual and potential losses in the loan portfolio, prevailing regional and national economic conditions that might have an impact on the portfolio, regular reviews and examinations of the loan portfolio conducted by bank regulatory authorities, and other factors that management believes deserve current recognition. As a result of management's evaluation of these factors, the provision for loan losses increased $235,000 during the nine months ended September 30, 1998, compared to the same period last year. The allowance for loan losses as a percentage of loans and leases outstanding was 0.93% at September 30, 1998, compared to 1.01% at December 31, 1997 and 0.74% at September 30, 1997. Management believes that the allowance for loan losses, which is a general reserve, is adequate to cover actual and potential losses in the loan portfolio under current conditions. Management is not aware of any significant risks in the current loan portfolio due to concentrations of loans within any particular industry, nor of any separate types of loans within a particular category of non-performing loans that are unusually significant with respect to possible loan losses when compared to the entire loan portfolio. During the three months ended September 30, 1998 provision for loan losses increased $100,000 compared to the same period in 1997.

Non-Interest Income. Non-interest income increased $551,066 to $830,427, for the nine months ended September 30, 1998, compared to the same period in 1997. The increase was primarily the result of commission income of $610,297 generated by the Company's brokerage subsidiary, USACapital, and an increase in the gain on sales of investment securities of $81,356. This was partially offset by a decrease in other non-interest income of $140,587.

Non-interest income increased $249,491 to $400,554, for the three months ended September 30, 1998, compared to the same period in 1997. The increase was primarily the result of commission income of $289,808 generated by the Company's brokerage subsidiary, USACapital, and an increase in the gain on sales of investment securities of $68,871. This was partially offset by a decrease in other non-interest income of $109,188.

Non-Interest Expense. Non-interest expense increased 119.9%, or $1.6 million to $2.9 million, for the nine months ended September 30, 1998, compared to the same period in 1997. Compensation and benefits expense increased $609,779 due to the hiring of additional personnel. Occupancy expense increased $133,714 due to the costs associated with the opening of the Bank's headquarters branch in Center City, Philadelphia. Other expenses increased $842,214 as a result of the Bank's increased promotional efforts to attract new customers.

Non-interest expense increased 164.4%, or $789,781 to $1.3 million, for the three months ended September 30, 1998, compared to the same period in 1997. Compensation and benefits expense increased $424,685 due to the hiring of additional personnel. Occupancy expense increased $31,418 due to costs associated with the opening of the Bank's headquarters branch in Center City, Philadelphia. Other expenses increased $333,678 as a result of the Bank's increased promotional efforts to attract new customers.

Income Tax Expense. Income tax expense increased $543,955 to $747,256, for the nine months ended September 30, 1998, compared to the same period in 1997. Income tax expense increased $81,803 to $195,500, for the three months ended September 30, 1998, compared to the same period in 1997.

Loan Portfolio. Loans receivable, (net of the allowance for loan losses, unearned fees and origination costs and loans in process) were $88.6 million at September 30, 1998 compared to $56.0 million at December 31, 1997. Loans receivable represented 58.7% of total assets and 89.8% of total deposits as of September 30, 1998 compared to 62.7% and 79.5%, respectively, at December 31, 1997. The following table summarizes the loan portfolio of the Bank by loan category and amount at September 30, 1998, compared to December 31, 1997:



(Dollars in thousands)                                  September 30,                               December 31,
                                            -------------------------------------      --------------------------------------
                                                 1998                    %                   1997                   %
                                            ---------------       ---------------      ----------------      ----------------
Real estate                                     $84,961                95.9%               $54,262                 96.9%
Commercial and industrial                           832                 0.9%                 1,091                  1.9%
Other                                             3,878                 4.4%                 1,694                  3.0%
                                                -------               ------               -------                ------
     Total loans                                 89,671               101.2%                57,047                101.9%

Less:
     Loans in process                                --                 0.0%                   260                  0.5%
     Unearned income                                238                 0.3%                   217                  0.4%
     Allowance for loan losses                      835                 0.9%                   568                  1.0%
                                                -------               ------               -------                ------
     Net loans                                  $88,598               100.0%               $56,002                100.0%
                                                =======               ======               =======                ======


On September 30, 1998, the net book value of nonaccrual loans was approximately $2.0 million compared to $286,987 at December 31, 1997. These amounts represented nonaccrual balances on discounted commercial and residential real estate loans acquired by the Bank and not on balances originated directly by the Bank. There were no troubled debt restructured loans as of September 30, 1998. The Bank will recognize income on nonaccrual loans, on a cash basis, when the loans are brought current as to outstanding principal and collateral on the loan is sufficient to cover the outstanding obligation to the Bank.

The following table summarizes the changes in the Bank's allowance for loan losses for the period ended September 30, 1998, compared to December 31, 1997:


                                                1998                 1997
                                              ---------           --------
Balance at beginning of year                  $567,940            $182,079
     Provision for loan losses                 310,000             415,000
     Loan losses                              $(43,263)           $(29,139)
                                              --------            --------
Balance at September 30, 1998                 $834,677            $567,940
                                              ========            ========

Investment Portfolio. The following table presents the book values and estimated market values at September 30, 1998, and December 31, 1997, respectively, for each major category of the Bank's investment securities:


                                                                         September 30, 1998
                                          ---------------------------------------------------------------------------------
                                                                   Gross                Gross               Approximate
                                             Amortized           Unrealized          Unrealized                Fair
                                               Cost                Gains               Losses                  Value
                                          ---------------      --------------     -----------------     -------------------
Available-for-Sale
Equity and other securities                 $25,769,936                 --            $300,861                25,469,075
                                            -----------           --------            --------               -----------
     Total available-for-sale               $25,769,936                 --            $300,861               $25,469,075
                                            ===========           ========            ========               ===========
Held-to-Maturity
U.S. Government agency
securities                                  $ 1,203,659           $  3,841            $     --               $ 1,207,500
Mortgage-backed securities                    6,052,993             42,795                  --                 6,095,788
Municipal securities                          3,164,933             91,499                  --                 3,256,432
Equity and other securities                   6,218,525             78,991                  --                 6,297,516
                                            -----------           --------            --------               -----------
     Total held-to-maturity                 $16,640,110           $217,126            $     --               $16,857,236
                                            ===========           ========            ========               ===========


                                                                        December 31, 1997
                                        ---------------------------------------------------------------------------------
                                                                 Gross                Gross               Approximate
                                           Amortized           Unrealized          Unrealized                Fair
                                              Cost               Gains               Losses                  Value
                                        ----------------     --------------     -----------------     -------------------
Available-for-Sale
U.S. Government agency
securities                                  $ 1,243,139           $ 15,824            $     --               $ 1,258,963
Equity and other securities                   7,636,598            150,461              11,297                 7,775,762
                                            -----------           --------            --------               -----------
     Total available-for-sale               $ 8,879,737           $166,285            $ 11,297               $ 9,034,725
                                            ===========           ========            ========               ===========
Held-to-Maturity
U.S. Government agency
securities                                  $ 3,557,087           $     --            $ 10,202               $ 3,546,885
Mortgage-backed securities                    6,306,384             50,074                  --                 6,356,458
Municipal securities                          3,162,576            100,831                  --                 3,263,407
Equity and other securities                   2,392,857             84,023                  --                 2,476,880
                                            -----------           --------            --------               -----------
     Total held-to-maturity                 $15,418,904           $234,928            $ 10,202               $15,643,630
                                            ===========           ========            ========               ===========


                                    Liquidity

The Company's primary sources of funds are customer deposits, maturities of investment securities, sales of "Available for Sale" securities, loan repayments, net income, advances from the FHLB, and the use of Federal Funds markets. Scheduled loan repayments are relatively stable sources of funds while deposit inflows and unscheduled loan prepayments may fluctuate. Deposit inflows and unscheduled loan prepayments are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions, and other factors. Deposits are the Company's primary source of new funds. Total deposits increased 39.9% to $98.6 million at September 30, 1998, compared to $70.5 million as of December 31, 1997. The Bank has made a concerted effort to attract deposits in the market area served by the Bank through competitive pricing of its retail deposit products. Increases over the period were due to marketing efforts, and new business development programs initiated by the Company. Although deposit balances have shown historical growth, such balances may be influenced by changes in the banking industry in general, interest rates available on other investments, general economic conditions, competition and other factors.

The following table summarizes the composition of the Bank's deposit portfolio.


                                                   September 30, 1998                           December 31, 1997
                                        ----------------------------------------      --------------------------------------
                                             Amount                 Percent                 Amount               Percent
                                        -----------------      -----------------      ------------------      --------------
Demand                                     $ 1,432,987               1.45%                $   257,325              0.37%
NOW accounts                                 1,126,903               1.14%                    688,177              0.98%
Money Market accounts                        2,159,421               2.19%                  4,801,606              6.81%
Passbook                                     1,743,975               1.77%                  2,018,768              2.86%
Certificates of deposit                     92,100,375              93.45%                 62,707,645             88.97%
                                           -----------             -------                -----------            -------
                                           $98,563,661             100.00%                $70,473,521            100.00%
                                           ===========             =======                ===========            =======

The following table summarizes the maturity composition of certificates of deposit at September 30, 1998, compared to December 31, 1997:


                                                          September 30, 1998                          December 31, 1997
                                                  -----------------------------------       --------------------------------------
                                                        1998                  %                   1997                   %
                                                  ----------------      -------------       ----------------      ----------------
Within one year                                      $37,814,454            41.05%            $26,499,563              42.26%
Over one year through two years                       20,968,120            22.77%             21,383,648              34.10%
Over two years through three years                    18,623,767            20.22%              8,414,801              13.42%
Over three years through five years                   13,628,986            14.80%              4,733,566               7.55%
Over five years                                        1,065,048             1.16%              1,676,067               2.67%
                                                     -----------           -------            -----------             -------
                                                     $92,100,375           100.00%            $62,707,645             100.00%
                                                     ===========           =======            ===========             =======

Borrowed funds increased $23.5 million to $32.8 million at September 30, 1998, compared to $9.3 million as of December 31, 1997. This increase was primarily the result of the utilization of FHLB advances to fund interest-earning asset growth during the period. Borrowings may be used on a short-term basis to compensate for reductions in other sources of funds. Borrowings may also be used on a long-term basis to support expanded lending activities and to match maturities or repricing intervals of assets. The sources of such funds will be Federal Funds purchased and borrowings from the FHLB.

                                Capital Resources

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). As of September 30, 1998, the Bank meets all capital adequacy requirements to which it is subject.

At September 30, 1998, the Bank's actual and required minimum capital ratios were as follows:



(Dollars in Thousands)                                                                                        To Be Well
                                                                                                           Capitalized Under
                                                                         For Capital Adequacy              Prompt Corrective
For the Bank:                                   Actual:                       Purposes:                   Action Provisions:
                                      ---------------------------    ----------------------------    -----------------------------
                                         Amount          Ratio          Amount           Ratio          Amount           Ratio
                                      ------------    -----------    ------------     -----------    ------------    -------------
As of September 30, 1998:
Total Capital
 (to Risk Weighted Assets)              $13,230          11.5%          $9,210            8.0%          $11,512           10.0%
Tier I Capital
 (to Risk Weighted Assets)              $12,395          10.8%          $4,605            4.0%          $ 6,907            6.0%

Leverage                                $12,395           8.6%          $5,775            4.0%          $ 7,219            5.0%
As of December 31, 1997:
Total Capital
 (to Risk Weighted Assets)              $ 5,315           7.9%          $5,400            8.0%          $ 6,750           10.0%
Tier I Capital
 (to Risk Weighted Assets)              $ 4,747           7.0%          $2,700            4.0%          $ 4,050            6.0%
Leverage                                $ 4,747           5.4%          $3,548            4.0%          $ 4,435            5.0%



At September 30, 1998, the Company's actual and required minimum capital ratios were as follows:



(Dollars in Thousands)                                                          For Capital Adequacy
For the Company:                                Actual:                              Purposes:
                                     ------------------------------     ------------------------------------
                                        Amount            Ratio             Amount              Ratio
                                     -------------    -------------     --------------    ------------------
As of September 30, 1998:
Total Capital
 (to Risk Weighted Assets)              $14,117           11.6%              $9,747               8.0%
Tier I Capital
 (to Risk Weighted Assets)              $13,282           10.9%              $4,873               4.0%

Leverage                                $13,282            8.8%              $6,040               4.0%
As of December 31, 1997:
Total Capital
 (to Risk Weighted Assets)              $ 5,752            8.5%              $5,431               8.0%
Tier I Capital
 (to Risk Weighted Assets)              $ 5,184            7.6%              $2,715               4.0%
Leverage                                $ 5,184            5.8%              $3,570               4.0%


                          Year 2000 ("Y2K") Compliance

Changing from the year 1999 to 2000 has the potential to cause problems in data processing and other date-sensitive systems. The Year 2000 date change can affect any system that uses computer software programs or computer chips, including automated equipment and machinery. The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" problem. The Year 2000 problem is the result of computer programs using two digits rather than four to define the year. Any of the Company's programs that are time sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. Management anticipates that the enhancements necessary to prepare its mission critical systems for the year 2000 will be completed in early 1999. Regarding the Company, computer systems are used to perform financial calculations, track deposits and loan payments, transfer funds and make direct deposits. The primary processing of the Company's loan and deposit transactions is performed by Intrieve Incorporated, a third-party data processing vendor. Computer software and computer chips also are used to run security systems, communications networks and other essential bank equipment. Because of its reliance on these systems (including those used by its third-party data processing vendor), the Company is following a comprehensive process to assure that such systems are ready for the Year 2000 date change. To become Y2K compliant the Company is following guidelines suggested by federal bank regulatory agencies. A description of each of the steps and the status of the Company's efforts in completing the steps is as follows:

The Company has formed a Year 2000 committee that has investigated the problem and its potential impact on the Company's systems.

An independent consulting firm has been engaged to assist the Company in development of its approach to becoming Y2K compliant. This phase also includes education of the Company's employees and customers about Y2K issues. The awareness and understanding phase of this step has been completed.

The bank has identified all potentially affected systems. This step has included a review of all-major information technology and non-information technology systems to determine how Y2K issues affect them. An inventory has been prepared of all vendors who render services to the Company.

The Company has completed its assessment of which systems and equipment are most prone to placing the Company at risk if they are not Y2K compliant.

A Y2K project team has developed an inventory of its vendors, an inventory of actions to be taken identification of the team members responsible for completion of each action, a completion timetable and a project tracking methodology. Significant vendors have been requested to advise the Company in writing of their Y2K readiness, including actions to become compliant if they are not already compliant. A plan has been developed to repair or replace systems and equipment not currently Y2K compliant. This step is substantially complete. Responses from certain vendors have not yet been received.

The Company's third party data processing servicer as well as vendors who provide significant technology-related services have modified their systems to become Y2K compliant. The Company has developed scripts involving typical transactions to test the proper functioning of the modified systems. It has also arranged for repair or replacement of equipment programs affected by Y2K issues. Most of the testing and corrections have taken place. This step is expected to be completed by the end of 1998. The monitoring of certain vendors will continue into 1999.

The Bank is preparing a bank wide contingency plan for how the Company would resume business if unanticipated problems arise from non-performance by vendors. Such plans are expected to be completed in the first quarter of 1999.

The Company's efforts to become Y2K compliant are being monitored by its federal banking regulators. Failure to be Y2K compliant could subject the Company to formal supervisory or enforcement actions. The Company has expensed $20,000 for the year ending December 31, 1998, and expects to incur additional costs through 1999 to become Y2K compliant. It does not expect such costs to be material to the operating expenses of the Company. Some of the costs are not expected to be incremental to the Company, but rather represent new equipment and software that would otherwise be purchased in the normal course of the Company's business. The Company presently believes the Y2K issue will not pose significant operating problems for the Company. However, if implementation and testing plans are not completed in a satisfactory and timely manner by third parties on which the Company is dependent, or other unforeseen problems arise, the Y2K issue could potentially have an adverse effect on the operations of the Company.

                          Inflation and Changing Prices

Management is aware of the impact of inflation on interest rates and the corresponding impact on a bank's performance. The ability of a financial institution to cope with inflation can only be determined by ongoing analysis and monitoring of its asset and liability structure. The Company monitors its asset and liability position with particular emphasis on the mix of interest-sensitive assets and liabilities in order to reduce the effect of inflation upon its performance.

Inflation can have a more direct impact on categories of Non-interest expenses such as salaries and wages, supplies, and employee benefit costs. These expenses are very closely monitored by management for both the effects of inflation and non-inflationary increases in such items as staffing levels, usage of supplies and occupancy costs.

                                    BUSINESS

                               USABancShares, Inc.


The Company is a one-bank holding company registered under the Bank Holding Company Act of 1956. It was incorporated under the laws of the Commonwealth of Pennsylvania on March 14, 1995, and approved as a bank holding company by the Federal Reserve System on October 3, 1995. On November 30, 1995, the Company completed its acquisition of the Bank and the Bank became a wholly-owned subsidiary of the Company. On April 11, 1997, a subsidiary of the Company completed its acquisition of Knox Financial Services Group, Inc., a registered broker-dealer with the National Association of Securities Dealers ("NASD"). Subsequent to the acquisition, Knox Financial Services Group, Inc. was renamed USACapital, Inc. ("USACapital"). On April 7, 1998, the Bank changed its name to "BankPhiladelphia."


The Company, through its operation of the Bank, derives a substantial portion of its income from banking and banking-related services. The Company continually evaluates financial services and other activities in addition to owning and supervising the Bank, particularly those which allow the Company to generate fee-based income. The principal executive offices of the Company are located at 1535 Locust Street, Philadelphia, PA, 19102. The telephone number is (215) 569-4200.

As of January 4, 1999, the Company, the Bank and USACapital have a total of 33 full-time and 4 part-time employees.


                                    The Bank

The Company owns 100% of the Bank, which is a Pennsylvania chartered savings bank whose deposits are insured by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Bank has operated as a community-based financial institution for over 110 years, and was originally organized in 1887 as a mutual building and loan. In December 1990, the Bank converted to a state chartered stock savings bank insured by the FDIC. The Bank has retail locations at 1535 Locust Street in Center City Philadelphia, and Plymouth Meeting, Pennsylvania and a "mini" branch in the Bellevue Hotel in Center City Philadelphia.

The Bank is in the business of taking deposits and making loans in and around the greater Delaware Valley area, and intends to maintain its loan origination and deposit generation operations within this and other geographically proximate locations.

The Bank's primary source of funds are deposits and proceeds from principal and interest payments on loans and securities. The flow of these payments are generally predictable, but can be greatly influenced by general interest rates, economic conditions and competition. The primary investing activity of the Bank is the origination of real estate and commercial mortgage loans, the purchase of investment securities and the acquisition of discounted loan portfolios. In 1998, loan originations have accounted for a majority of the Bank's total loan growth, with the balance comprised of loan portfolio acquisitions. The Bank generally purchases portfolios consisting of performing loans secured by mortgages on real estate in and around the Delaware Valley. These loans are purchased at discounts to book value, providing the Bank with an increased yield above normal market rates. The Bank intends to continue its loan portfolio acquisitions over the coming years to enhance loan growth and yield as a complement to its loan originations, and shall evaluate opportunities to acquire attractive loan portfolios secured by real estate outside of the Bank's primary area, as well as its historical local concentration. In furtherance of this strategy, during the nine months ended September 30, 1998, the Bank had acquired loans with aggregate balances of $30.1 million which were secured by mortgages on commercial and residential properties.

Lending Activities

The Bank's lending strategy focuses on the origination of commercial real estate and other commercial loans in its primary market area. The Bank believes that its adherence to loan underwriting criteria has been largely responsible for its high asset quality. Such underwriting criteria include, among others, a maximum loan to value ratio of up to 80%, a 10 year maximum maturity on commercial and commercial real estate loans and a maximum loan amount that is approximately $2.0 million as of September 30, 1998. The Bank's commercial loans are working capital lines of credit, term loans to purchase equipment, fixtures or furniture, commercial mortgages to finance investment properties and commercial mortgages to acquire business-owner occupied properties. The Bank's general practice is to write loans at variable interest rates for a period of not greater than five years, with a strong preference for the origination of adjustable rate loans tied to the Bank's prime lending rate which is generally above the New York money center prime rate. Generally, the Bank requires collateral on all commercial loans, which may be in the form of residential or commercial real estate, cash, marketable securities, accounts receivable, inventory, equipment and other fixed assets, but the Bank does not make loans based primarily on accounts receivable or inventory of the business. Notwithstanding the form or value of collateral provided, the Bank will generally obtain a personal guaranty from the principals of its commercial borrowers.

The Bank seeks to make commercial loans to a wide variety of service, retail, distribution and manufacturing companies. No individual director, officer or employee of the Company has lending authority for any amount and all credit decisions and decisions to lend money are made by the Loan Committee or the Board of Directors.

Asset Acquisition Activities

The Bank actively reviews opportunities to acquire discounted loan portfolios and will continue to do so as part of its growth strategy. These portfolios are primarily offered through government agencies, but are often available through private sector transactions as well. The Bank has found that the pools which are offered through governmental agencies, such as the FDIC, are due to the agencies' efforts to dispose of assets held as a result of the consolidation of the banking regulatory system and the closing of governmental offices. Loan pools are generally available from private sellers in connection with asset securitizations and other restructurings. At September 30, 1998, approximately $47.8 million, or 54.0% of the Bank's loan portfolio consisted of purchased loans. The acquired loans were predominantly residential and commercial real estate secured loans. Generally, the properties securing these loans are held for investment purposes by the mortgagee and include personal guarantees.

The Bank performs detailed due-diligence on all potential loan acquisitions, which includes a review of each loan file to ascertain information regarding collateral value, payment history, interest rate, and guarantor and borrower financial statements in order to ensure the loan meets the Bank's underwriting criteria. Loan acquisitions are priced in accordance with a proprietary computer pricing model developed by personnel of the Bank which they have successfully utilized in evaluating and acquiring numerous loans over the past five years on behalf of the Bank and, prior to formation of the Company, on behalf of private clients. The loans are generally purchased with certain representations and warranties which protect the Bank in the event of document deficiencies or fraud. In connection with its growth strategy, the Bank intends to increase its emphasis on the acquisition of loans secured by properties located both within and outside of its primary market area, while continuing to expand loan originations.

Management believes that there are numerous opportunities in the marketplace to acquire loans at a discount and that the experience and knowledge of its senior management team provides the Bank with a unique opportunity to take advantage of this market to facilitate the growth strategy of the Bank.

Competition

The Bank's primary market area is served by several major commercial banks such as First Union, PNC Bank, Mellon Bank and Commerce Bank, as well as a number of mid-size savings banks and thrifts, including Progress Federal and Harleysville Savings Bank, and other small community banks and thrifts. The Bank actively competes with all of these institutions for retail and commercial accounts. The Bank faces competition from financial institutions located out of state which conduct commercial calling efforts in the area and direct mail promotions to consumers, as well as from outside the banking industry, such as money market mutual funds, stock brokers, and the federal government. Larger competitors have much greater financial and marketing resources than those of the Bank. In order to compete, the Bank places a major emphasis on superior service and will rely on the flexibility that its size and independent status permits. The Company and the Bank believe that an independent community bank, operated by responsive and experienced employees who are dedicated to personal service and innovative thought, offers an attractive alternative to both larger and smaller competing institutions.

Description of Property

On December 23, 1997, the Bank purchased a building at 1535 Locust Street in Center City Philadelphia, formerly owned and operated by PNC Bank, which serves as its Center City flagship retail operation. This new building consists of approximately 10,000 square feet of space, and includes not only a first floor retail operation, but also houses senior management of the Company and USACapital, in addition to selected members of the Bank staff.

Pursuant to a lease dated May 11, 1989, the Bank leases its building located at 803 East Germantown Pike in Norristown, Pennsylvania, which contains a retail banking operation as well as administrative offices. The lease is for an initial period of 10 years, with an option to renew or extend the lease for an additional 10 years. The annual lease payments total $37,400.

Pursuant to a lease dated July 27, 1998, the Bank leases a building at 18 East Wynnewood Road, Wynnewood, Pennsylvania. The lease is for an initial period of 10 years with an option to renew for an additional 10 years. The annual lease payments total $48,000.

The Bank also leases an additional branch in the office, retail and hotel complex known as the "Bellevue" which is located in Center City Philadelphia. The annual lease payments total $8,200.

The Bank may acquire or lease other real estate in the future for purposes of opening new branch locations. In addition, the Bank may acquire or lease real estate parcels for purposes of establishing mini-branch locations, which would likely include state of the art automated teller facilities that would involve minimal staffing requirements.

USACapital

USACapital, a registered broker-dealer with the NASD, is a Pennsylvania corporation wholly-owned by the Company. A subsidiary of the Company acquired USACapital in April 1997 for a purchase price of $75,000, paid in shares of the Company's common stock. USACapital is engaged in the business of trading stocks, bonds, annuities, and other investment related products to the general public, and corporate finance activities. USACapital operates out the Company's Locust Street office.

                                   MANAGEMENT

Certain information concerning the directors and executive officers of the Company is set forth below.


Name                                   Position with Company                        Age         Director Since
----                                   ---------------------                        ---         --------------
George M. Laughlin                     Chairman                                     78               1995
Zeev Shenkman                          Vice-Chairman                                46               1998
Kenneth L. Tepper                      President and Chief Executive                36               1995
                                       Officer/Director
Clarence L. Rader                      Director/Chairman of Bank (1)                67               1995
Carmen J. Cocca, Jr.                   Director                                     51               1996
Jeffrey A. D'Ambrosio                  Director                                     43               1995
George C. Fogwell, III                 Director                                     51               1995
John A. Gambone                        Director                                     59               1995
Carol J. Kauffman                      Director                                     51               1997
Mark A. Kearney                        Director                                     35               1998
Wayne O. Leevy                         Director                                     54               1996
Harry S. McElhone                      Executive Vice President                     47                  -
Brian M. Hartline                      Chief Financial Officer                      34                  -

(1) BankPhiladelphia, the Company's wholly-owned FDIC banking subsidiary.

Following is a brief summary of each Director's occupation over the last five years.

George M. ("Dewey") Laughlin is a real estate investor and insurance broker, and is the founder/owner of Best Auto Tags and Abat's Auto Tags, one of the first companies to originate 24-hour licensed messenger service in Pennsylvania. Mr. Laughlin owns and manages a total of twenty-four branch locations throughout the Commonwealth of Pennsylvania. He is a veteran of the United States Navy, having served on the aircraft carrier U.S.S. Independence in every major South Pacific campaign of World War II.

Clarence L. Rader has served as Chairman of the Bank since November 1995. Prior thereto, he served as President and Chief Executive Officer of the Bank from 1986 to 1995. Mr. Rader was President of the Norristown School Board, and Chairman of the Central Montgomery Chamber of Commerce from 1991-1992. He is a senior appraiser with the American Society of Appraisers.

Kenneth L. Tepper has been a Director and President and Chief Executive Officer of the Company and of the Bank, the Company's operating subsidiary since 1995. Prior thereto, Mr. Tepper served as agent of the FDIC assigned to the RTC from 1990 through 1991. Thereafter, Mr. Tepper was Director of Merchant Banking at Tucker Federal SLA, and from 1994 through 1995 was Managing Director of Merchant*BancShares, Inc., an investment banking firm specializing in community bank mergers and loan portfolio acquisitions. He was Finance Chairman of the Pennsylvania Republican State Committee during the 1994 gubernatorial campaign, and a principal of the 1995 Congressional Medal of Honor Society Convention. He serves on the Board of Directors of TRM Corporation, a public company unrelated to Mr. Tepper and in which the Company maintains a financial investment.

Zeev Shenkman has been the Chief Executive Officer of Shen Management Corporation since September 1995. From 1996 through 1997, Mr. Shenkman was Chief Financial Officer of Global Sports, Inc. Prior thereto, from May 1984 through March 1995, Mr. Shenkman was the Chief Financial Officer of Today's Man, Inc. In 1996, Today's Man filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code, and emerged under a plan approved in 1998.

Carmen J. Cocca, Jr. has served as President of PPCO Insurance Brokerage, Inc. in Blue Bell, Pennsylvania since 1982. From 1992 to 1996, Mr. Cocca was the President of Physicians Insurance Company, in Plymouth Meeting, Pennsylvania. Mr. Cocca is the Chairman of the Cocca Family Foundation, former Director of Kencrest, and former Director of Bucks County MHMR.

Jeffrey A. D'Ambrosio has been the owner and is Chief Executive Officer of D'Ambrosio Dodge in Downingtown, Pennsylvania since 1985. Mr. D'Ambrosio presently owns and manages 11 auto franchises in Chester County, Pennsylvania. Mr. D'Ambrosio is a member of the Dodge Dealers National Advertising Council and serves on the Pennsylvania Board of Vehicle Manufacturers, Dealers and Salespersons.

George C. Fogwell III is an active investor in publicly-traded securities on behalf of his own account. He is a Senior Captain with Delta Airlines, where he also serves as a flight instructor.

John A. Gambone is the Chairman, President and Chief Executive Officer of Gambone Bros, Organization, Inc., a real estate development concern founded in 1958 and headquartered in Fairview Village, Pennsylvania. He is a member of the Pennsylvania Horse Breeders Association as well as numerous professional organizations related to the building industry.

Carol J. Kauffman has served as the Director of Business Development for Lawyers' Travel Service Division of the World Travel Specialists Group since 1996. Prior to Lawyers' Travel, Ms. Kauffman was Senior Account Executive, Account Services for Reimel Carter Public Relations firm after successfully selling the firm she founded over ten years ago, Lawlor Jackson, Inc.

Mark A. Kearney, Esq. is a Partner at the law firm of Elliott, Reihner, Siedzikowski & Egan, where he has practiced law since 1990. Mr. Kearney also teaches Corporation Law at Villanova Law School, in Villanova, Pennsylvania.

Wayne O. Leevy is the Managing Partner of Mitchell & Titus, LLP, a public accounting firm. Prior to Mitchell & Titus, Mr. Leevy was Managing Officer of Leevy, Redcross and Co., which merged with Mitchell & Titus in 1990.

The executive officers of the Company are Kenneth L. Tepper, President and Chief Executive Officer, Harry S. McElhone, Senior Vice President and Brian M. Hartline, Chief Financial Officer. Except with respect to Mr. Tepper (whose biographical information is set forth above), the following is a brief summary of each executive officer's occupation for the last five years.

Harry S. McElhone, age 47, is currently Executive Vice President of the Bank, where he has been employed since 1996. From 1992 to 1996, Mr. McElhone served as Senior Vice President of MetroBank of Philadelphia. Mr. McElhone was also at Chemical Bank in New Jersey from 1987 to 1991 as Assistant Vice President, Commercial Lending.

Brian M. Hartline, age 34, is currently Chief Financial Officer of the Company and Chief Operating Officer of the Bank, where he has been employed since December 1998. Prior to joining the Company, Mr. Hartline served from 1994 through 1998 in a number of positions, including Executive Vice President and Chief Financial Officer, at ML Bancorp, Inc. in Villanova, Pennsylvania, and from 1990 to 1994 as Vice President and Controller of PNC Bank (Central Region), formerly United Federal Bank, in State College, Pennsylvania. Mr. Hartline is a licensed certified public accountant.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of the Company's shares of common stock as of December 1, 1998, by each Director, the Chief Executive Officer, all Directors and Officers as a group, and each person known to the Company to beneficially own 5% or more of the Company's outstanding Class A common stock. Mr. Tepper owns all the issued and outstanding Class B common stock. Except as otherwise noted, the address for each such person is 1535 Locust Street, Philadelphia, Pennsylvania 19102. All share information set forth gives effect to 33% stock dividends which the Company effected in July 1997 and August 1998.


                                  Shares of              Shares of            Common            Class
Name of                         Common Stock           Class B Stock           Stock           B Stock
Beneficial                      Beneficially            Beneficially        Percentage        Percentage
Owner                             Owned (1)                 Owned            of Class(1)       of Class
-----                             ---------                 -----            -----------       --------
George M. Laughlin                62,043(2)(3)                                  3.1%
Zeev Shenkman                     53,200(4)                                     2.6%
Clarence L. Rader                 17,689(2)                                     *
Kenneth L. Tepper                259,352(5)                10,000              11.9%              100%
Carmen J. Cocca, Jr.              34,048(2)                                     1.7%
Jeffrey A. D'Ambrosio             53,067(2)                                     2.6%
George C. Fogwell, III            44,753(2)(6)                                  2.2%
John A. Gambone                   56,401(2)(7)                                  2.7%
Carol J. Kauffman                 61,337(8)(9)                                  3.0%
Mark A. Kearney, Esq.              6,650(9)                                     *
Wayne O. Leevy                    10,613(2)                                     *
Sandler O'Neill Asset
Management LLC                   143,060(10)                                    7.1%
Investors of America
Limited                          115,949                                        5.8%
Financial Stocks LP              127,525                                        6.4%
Rainbow Partners LP              136,410                                        6.8%
                                 -------                                       -----
Directors and
Executive Officers (11
persons)                         659,153                   10,000                28%               100%
                                 -------                   ------                ---               ----

----------
* less than one percent (1%)

(1) Based upon 2,007,392 shares of common stock outstanding as of November 30, 1998. Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934. It also includes shares owned by (i) a spouse, minor children or by relatives sharing the same home, (ii) entities owned or controlled by the named person and (iii) other persons if the named person has the right to acquire such shares within 60 days by the exercise of any right or option. Unless otherwise noted, shares are owned of record and beneficially by the named person.

(2) Includes options to purchase 8,845 shares presently exercisable at $5.65 per share.

(3) Includes 17,689 shares held by Mr. Laughlin's wife & 884 shares held by his daughter.

(4) Includes options to purchase 33,250 shares of common stock exercisable at $11.28 per share.

(5) Includes 177 shares of common stock held by Mr. Tepper as custodian for his minor son. Also includes options to purchase 168,090 shares of common stock presently exercisable at $5.65 per share and options to purchase 11,970 shares of common stock presently exercisable at $7.95.

(6)  Includes 531 shares of common stock held by Mr. Fogwell's children.

(7) Mr. Gambone's shares of common stock are held in the name of a trust, of which Mr. Gambone is trustee (26,533 shares), and in the name of a corporation (18,944 shares), of which Mr. Gambone is president. Includes 310 shares of common stock owned by family members who reside in Mr.
Gambone's home, which Mr. Gambone disclaims beneficial ownership.

(8) Includes 1,620 shares of common stock owned by Mrs. Kauffman's husband, options to purchase 53,067 shares of common stock held by Mrs. Kauffman's husband, and options to purchase 1,330 shares of common stock presently exercisable at $7.52.

(9) Includes options to purchase 6,650 shares of common stock presently exercisable at $11.28.

(10) The address for Sandler O'Neill Asset Management LLC is 712 Fifth Avenue, 22nd Floor, New York, New York 10019.

                             EXECUTIVE COMPENSATION

The following table sets forth compensation paid in fiscal 1997 for services performed in all capacities for the Company and the Bank with respect to the Chief Executive Officer. With the exception of Mr. Tepper, no Executive Officer of the Company earned over $100,000 in fiscal 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                             Long Term
                                                               Annual                       Compensation
Name and                                                    Compensation                  No. of Securities
Principal Position            Fiscal Year                    Salary(1)                    Underlying Options
------------------            -----------                   ----------                    ------------------
Kenneth L. Tepper
President and CEO                1997                         $132,000
                                 1996                         $132,000
                                 1995                         $132,000                         100,000

(1) In addition to a base salary of $120,000, Mr. Tepper received $12,000 in additional compensation which was used to purchase a deferred compensation life insurance policy. Mr. Tepper's salary was increased to $245,000 effective March 1, 1998.

                              EMPLOYMENT AGREEMENTS

On November 30, 1995, the Company entered into a five-year employment agreement with Mr. Tepper pursuant to which Mr. Tepper received an annual base salary of $120,000 and may receive an annual cash bonus and grant of stock options as determined by the Board of Directors (Mr. Tepper has not received any such bonus in either cash or stock options). Pursuant to the agreement, Mr. Tepper was granted options to purchase 100,000 shares of common stock at an exercise price of $10.00 per share. All of the options are exercisable and expire in November 2005. Pursuant to the stock dividends declared and issued in July 1997 and August 1998, Mr. Tepper's options were adjusted to 176,890 and the exercise price was adjusted to $5.65 per share. The agreement provides that in the event the Company discharges Mr. Tepper other than for cause, disability or incapacity, or Mr. Tepper terminates his employment with the Company upon the occurrence of certain specified events or occurrences, including a change of control of the company, Mr. Tepper will receive severance payments equal to his accrued but unpaid base compensation and incentive compensation plus a lump sum equal to no more than 2.99 times the average of his total annual compensation over the previous five years. Effective March 1, 1998, the Company extended Mr. Tepper's agreement through February 12, 2001, at an annual base salary of $245,000 and an annual cash bonus and grants of stock options as may be determined by the Board of Directors. Pursuant to the agreement, Mr. Tepper was granted options to purchase 26,600 shares of common stock at $10.00 per share, and options to purchase 13,300 shares of common stock at $15.04 per share. Of the 26,600 options, 11,970 vested on August 13, 1998, 11,970 will vest on February 13, 1999, and 2,660 will vest on February 13, 2000. Of the 13,300 options granted, 5,187 will vest on February 13, 2000 years, 6,650 will vest on February 13, 2001 and 1,463 will vest on February 13, 2002.

The following table sets forth the number and value as of November 15, 1998 of options held by the Chief Executive Officer at November 15, 1998.

                   AGGREGATED OPTION EXERCISES IN FISCAL 1997
                        AND FISCAL YEAR END OPTION VALUES

                                    Number of
                                    Securities
                                    Underlying                         Value of Unexercised
                                        Unexercised Options                 In-the-money Options
Name                                    at 12/31/97 at 12/31/97
--------                       -----------------------------------
                                    Exercisable/Unexercisable          Exercisable/Unexercisable

Kenneth L. Tepper                  176,890 / 0 (1)                     $329,840/ $0.00

(1) Reflects adjustment of options granted in fiscal 1995 to reflect 33% dividends declared by Company in July 1997 and August 1998.

In conjunction with the private placement of $7.5 million of common stock of the Company consummated on February 13, 1998, options to purchase 4,433 shares of common stock at an exercise price of $11.28 were granted to each of three employees of the Company.

Indemnification of Officers and Directors

The Company's charter and By-laws provide that the Company will indemnify every person who is or was a director or executive officer of the Company to the fullest extent permitted by law. This indemnification applies to all expenses and liabilities reasonably incurred in connection with any proceeding to which the director or executive officer may become involved by reason of being or having been a director or executive officer of the Company. Pennsylvania law, under which the Company is incorporated, allows the Company to indemnify its directors and officers if the indemnified person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interest of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The Company maintains a director and officer liability insurance policy covering each of the Company's directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Bank has engaged in, and expects in the future to engage in, banking transactions in the ordinary course of business with its Directors, executive officers and principal shareholders (or their affiliate organizations) on substantially the same terms as those prevailing for comparable transactions with others. All loans by the Company to such persons (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features. As of December 4, 1998, certain executive officers and Directors of the Company or the Bank had outstanding indebtedness in amounts exceeding $60,000 to the Bank as follows. As of December 4, 1998, two companies in which Mr. Gambone owns a minority interest had outstanding indebtedness totaling $434,062. Of this amount, $280,656 is secured by real estate and $153,406 is secured by titles to motor vehicles, with all loans personally guaranteed by Mr. Gambone. Mr. Tepper had outstanding loan commitments totalling $700,000, of which $650,000 is secured by a residential mortgage and $50,000 is an unsecured line of credit. Mr. Shenkman had outstanding two loan commitments totalling $1,200,000. Both loans are secured by marketable securities and a lien on residential real estate. (Mr. Shenkman's loans were originated by the Bank prior to his election as Vice-Chairman of the Company). The aggregate amount of loans outstanding to executive officers and Directors of the Bank as of December 4, 1998 equaled 17.5% of shareholder's equity.

In January 1998, Mr. Tepper and the Company signed an agreement in which the Company has the option for each of the next three years to cap the anti-dilutive feature of Mr. Tepper's Class B common stock for that year in exchange for a payment of $150,000. In 1998, the Company elected to make the payment to Mr. Tepper. Due to this agreement, Mr. Tepper did not receive any additional shares of common stock related to the $7.5 million private placement of common stock which the Company consummated in February 1998 (prior to the agreement, Mr. Tepper would have had the right to 85,470 additional shares of common stock upon conversion of his Class B common stock with a value at closing in excess of

$825,000). Warrants convertible for five years into 3.25% of the common stock of the Company were granted to Sandler O'Neill & Partners LP, an affiliate of Sandler O'Neill Asset Management LLC, as compensation for acting as placement agent in the $7.5 million private placement. The exercise price of the warrants is $7.70 per share (after giving effect to the 33% stock dividend which took place in August 1998). The number of warrants will be adjusted for stock splits, stock dividends, and the issuance of additional shares so as to maintain Sandler O'Neill's ownership of the fully diluted common stock at 3.25% for a period of three years from the closing of the $7.5 million private placement.

                              SELLING SHAREHOLDERS

The following table sets forth the names of the Selling Shareholders, the number of shares of common stock beneficially owned by the Selling Shareholders and the number of shares of common stock which may be offered for sale pursuant to this Prospectus by such Selling Shareholder. The offered shares of common stock may be offered from time to time by each of the Selling Shareholders named below. See "Plan of Distribution." However, the Selling Shareholders are under no obligation to sell all or any portion of the shares of common stock offered hereby, nor are the Selling Shareholders obligated to sell such shares of common stock immediately under this Prospectus. Because the Selling Shareholders may sell all or part of the shares of common stock offered hereby, no estimate can be given as to the number of shares of common stock that will be held by the Selling Shareholders upon termination of any offering made hereby.

Pursuant to Rule 416(a) under the Securities Act, the shares of common stock issuable upon exercise of warrants are subject to adjustment by reason of stock splits, stock dividends, and other similar transactions in the common stock.

                                                                                         Common Shares Beneficially
                                                                                          Owned After Offering (1)
                                                                         ----------------------------------------------------------
                                               Number of Common
                                              Shares Beneficially            Common Shares                            Percent of
Name of Selling Shareholder                 Owned Prior to Offering         Offered Hereby            Number         Outstanding
----------------------------------------- ---------------------------    ---------------------     ------------    ----------------
Everest Partners  LP                                 40,922                      40,922                -0-               -0-
Howard Amster                                        13,640                      13,640                -0-               -0-
Antin & Haas Partnership                             10,230                      10,230                -0-               -0-
Bay Pond Partners LP (2)                             85,939                      85,939                -0-               -0-
Bay Pond Investors (Bermuda) LP (2)                  46,378                      46,378                -0-               -0-
Barlow Partners, Inc. (2)                             4,091                       4,091                -0-               -0-
BP Overseas Partners Ltd.                             2,800                       2,800                -0-               -0-
BP Institutional Partners LP                          3,300                       3,300                -0-               -0-
Boston Provident Partners LP                         15,283                      15,283                -0-               -0-
Endeavor Capital Partners                            27,282                      27,282                -0-               -0-
Financial Stocks LP                                 127,525                     127,525                -0-               -0-

                                                                                         Common Shares Beneficially
                                                                                          Owned After Offering (1)
                                                                         ----------------------------------------------------------
                                               Number of Common
                                              Shares Beneficially            Common Shares                            Percent of
Name of Selling Shareholder                 Owned Prior to Offering         Offered Hereby            Number         Outstanding
----------------------------------------- ---------------------------    ---------------------     ------------    ----------------
First Western Investment Services Co.                6,820                       6,820                 -0-               -0-
Investors of America                               115,949                     115,949                 -0-               -0-
King Street Capital, L.P.                           40,266                      40,266                 -0-               -0-
King Street Capital, Ltd.                           14,298                      14,298                 -0-               -0-
Lawrence Partners                                   26,600                      26,600                 -0-               -0-
Value Realization Fund                              10,640                      10,640                 -0-               -0-
Lawrence Offshore Partners                          17,324                      17,324                 -0-               -0-
Malta Hedge Fund LP (3)                             36,841                      36,841                 -0-               -0-
Malta Hedge Fund II LP (3)                          28,680                      28,680                 -0-               -0-
Malta Partners LP (3)                               47,747                      47,747                 -0-               -0-
Malta Partners II LP (3)                            23,142                      23,142                 -0-               -0-
Anthony Maltese                                      1,705                       1,705                 -0-               -0-
Terry Maltese (4)                                    1,705                       1,705                 -0-               -0-
Radio Partnership LP                                13,640                      13,640                 -0-               -0-
Rainbow Partners LP                                136,410                     136,410                 -0-               -0-
Rising Stars Offshore Fund LP (5)                    8,884                       8,884                 -0-               -0-
Thistle Group Holdings Inc.                         54,564                      54,565                 -0-               -0-
J. David Rosenberg                                  20,462                      20,462                 -0-               -0-
SOP Holdings LLC (6)                                68,427(7)                  250,000(8)              -0-               -0-
Thomas J. Knox                                      13,965                      13,965                 -0-               -0-
Kenneth L. Tepper                                   40,000                      40,000                 -0-               -0-
                                                 ---------                   ---------                 ---               ---
     TOTAL                                       1,105,459                   1,287,032                 -0-               -0-
                                                 =========                   =========                 ===               ===

----------

(1) Assumes the sale of all offered shares of common stock.

(2) Voting and investment power shared with Wellington Management Company, LLP.

(3) Voting and investment power shared with Sandler O'Neill Asset Management
LLC.

(4) Mr. Maltese is President of Sandler O'Neill Asset Management LLC.

(5) Investment discretion shared by Financial Stocks, Inc. and Ivy Asset Management.

(6) May be deemed to be an affiliate of Sandler O'Neill & Partners, LP, which acted as placement agent in a private placement of $7.5 million of the Company's Common Stock on February 13, 1998.

(7) Consists of shares of Common Stock which may be issued upon exercise of a warrant granted in connection with a private placement of $7.5 million of the Company's Common Stock on February 13, 1998.

(8) Includes additional shares of common stock which the Company may be obligated to issue to such selling shareholder pursuant to certain anti-dilution provisions contained in the warrant described in footnote 7 to this table.

                            DESCRIPTION OF SECURITIES

The Company's charter authorizes the issuance of 10,000,000 shares of common stock, par value $1.00 per share, 10,000 shares of Class B common stock, par value $1.00 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. This Prospectus relates to shares of the Class A common stock.

As of November 30, 1998, the Company had outstanding 2,007,392 shares of common stock, 10,000 shares of Class B common stock and no shares of preferred stock. Kenneth L. Tepper, the President and Chief Executive Officer of the Company, presently owns (jointly with his wife) all of the authorized shares of Class B common stock.

The Company's charter authorizes the Board of Directors to provide for the issuance of preferred stock in one or more series without further shareholder action. The Board of Directors may determine the number of shares as well as the applicable voting rights and preferences. It is not possible to state the actual effect of the authorization of the preferred stock upon the rights of holders of the common stock until the Board of Directors determines the specific rights of the holders of any series of preferred stock. However, the issuance of shares of preferred stock could adversely affect the rights of the holders of common stock. To date, the Company has issued no shares of preferred stock and has no present plans to issue any shares of preferred stock.

Conversion of Class B Common Stock

Pursuant to the Company's charter, on January 1, 2001, all of the authorized shares of the Class B common stock will automatically convert into 10% of the then issued shares of common stock, rounded up to the nearest whole share, subject to certain limitations as described in "Certain Relationships and Related Transactions." Shares of the Class B common stock received by the Company in exchange for shares of common stock will be retired and canceled and will no longer be available for issuance.

Dividends

Holders of common stock are entitled to receive such dividends, when, as and if declared by the Board of Directors out of legally available funds subject to the payment of any preferential dividend to the holders of the preferred stock, if any.

Voting Rights

The voting rights of the shares of common stock are identical to the voting rights of the Class B common stock with one exception: the holders of the shares of common stock are entitled to elect two-thirds of the Company's Directors and the holder of the Class B common stock is entitled to elect one-third of the Company's Directors. Excluding the election of Directors, the common stock and the Class B common stock vote together as a single class on all matters on which shareholders are entitled to vote, unless applicable law requires that each class vote separately. Holders of the common stock do not have cumulative voting rights. Holders of the common stock are entitled to one vote for each share held, subject to certain limitations on such voting rights provided by the Company's charter. The Company's charter provides that no one person or group may hold or vote more than 10% of the common stock without the Board of Directors' consent.

The Company's charter provides that individual Directors or the entire Board of Directors may be removed from office only for "cause" and only with the vote of the holders of at least 75% of the outstanding shares of capital stock of the Company then eligible to vote. "Cause" is defined to mean only (1) conviction of the director of a felony, (2) declaration by order of court that the director is of unsound mind, or (3) gross abuse of trust. Under this provision, no Director may be removed by shareholders without cause regardless of the vote in favor of such removal. One effect of this provision may be to make the removal of Directors more difficult to accomplish since the holders of more than 25% of the stock of the Company then eligible to vote (which could include the directors and officers of the Company) would have a veto power over any attempted removal.

The Company's charter provides that the affirmative vote of at least 80% of the outstanding shares of capital stock of the Company then eligible to vote is required for the adoption of any shareholder proposal to amend the Company's Bylaws which has not been previously approved by the Board of Directors. One effect of this provision may be to make such proposals to amend the Company's Bylaws more difficult to accomplish since the holders of more than 20% of the stock of the Company then eligible to vote (which could include members of the Board of Directors and/or officers) would have a veto power over any changes to the Company's Bylaws.

The Company's charter also provides that a three-quarters vote of directors and a two-thirds vote of the outstanding shares of common stock is necessary to approve a merger, consolidation, liquidation or dissolution of the Company or any action that would result in the sale or other disposition of all or substantially all of the Company's assets. However, these voting requirements are not required if a Bylaw amendment is subsequently adopted by all of the members of the Board of Directors to modify or eliminate such requirements in certain circumstances. Under such circumstances, Pennsylvania's Business Corporation Law would require only a majority vote of both the Board of Directors and shareholders.

Preemptive Rights

Holders of the Company's common stock have no preemptive rights.

Liquidation

In the event of liquidation, dissolution or winding up of the Company, holders of common stock would share pro rata in any distributable assets only after payment or provision for payment of the debts and other liabilities of the Company and subject to the rights of any series of preferred stock which may be outstanding.

The Company's charter and by-laws contain the following provisions that could delay, defer or prevent a change in control of the Company:

  o any merger, consolidation, liquidation or dissolution of the Company must be approved by the affirmative vote of 75% of the Company's directors and 66 2/3% of the Company's shareholders;

  o one person or group may not hold or vote more than 10% of the shares of common stock without the consent of the Board of Directors;

  o directors may be removed only for cause and only by a vote of 75% of the outstanding shares of common stock;

  o the holders of the Class B common stock (currently only Mr. Tepper), are entitled to elect one-third of the directors;

  o the Board of Directors is given broad discretion in evaluating any takeover attempt and is authorized to use a "poison pill" defense; and

  o the Board of Directors is authorized to issue "blank check" preferred stock.

                              PLAN OF DISTRIBUTION

The shares of common stock are being offered on behalf of the Selling Shareholders and the Company will not receive any proceeds from the sale. The shares of common stock may be sold or distributed from time to time by the Selling Shareholders, or by pledgees, donees or transferees of, or other successors in interest to, the Selling Shareholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agent or may acquire such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the shares of common stock may be effected in one or more of the following methods: (i) ordinary brokers' transactions, which may include long or short sales; (ii) transactions involving cross or block trades or otherwise on the Nasdaq SmallCap Market or any other exchange or inter-dealer quotation system on which the shares of common stock may trade; (iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this Prospectus; (iv) "at the market" to or through market makers or into established trading markets, including direct sales to purchasers or sales effected through agents; (vi) any combination of the foregoing, or by any other legally available means. In addition, the Selling Shareholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares of common stock in the course of hedging the position they assume with the Selling Shareholders. The Selling Shareholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares of common stock, which shares of common stock may be resold thereafter pursuant to this Prospectus. There can be no assurance that all or any of the shares of common stock will be issued to, or sold by, the Selling Shareholders.

Brokers, dealers, underwriters or agents participating in the sale of the shares of common stock as agents may receive compensation in the form of commissions, discounts or concessions from the Selling Shareholders and/or purchasers of the shares of common stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation to a particular broker-dealer may be less than or in excess of customary commissions). The Selling Shareholders and any broker-dealers or other persons who act in connection with the sale of the shares of common stock hereunder may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission they receive and proceeds of any sale of such shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor the Selling Shareholders can presently estimate the amount of such compensation. The Company knows of no existing arrangements between the Selling Shareholders and any other stockholders, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of common stock.

The Selling Shareholders and any other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares of common stock by the Selling Shareholders or any other such persons. The foregoing may affect the marketability of the shares of common stock.

The Company will pay substantially all of the expenses incident to the registration, offering and sale of the shares of common stock to the public other than commissions or discounts of underwriters, broker-dealers or agents.

                                  LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for the Company by Klehr, Harrison, Harvey, Branzburg & Ellers LLP, Philadelphia, Pennsylvania.

                                     EXPERTS

The financial statements for the fiscal years ended December 31, 1997 and December 31, 1996 included in this Prospectus have been so included in reliance on the report of Grant Thornton LLP independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN GET MORE INFORMATION

At your request, we will provide you, without charge, a copy of any exhibits to the Company's Registration Statement. If you would like more information, write or call us at:

                          USA BancShares, Inc.
                          1535 Locust Street
                          Philadelphia, PA  19102
                          (215) 569-4200
                          Attn: Chief Financial Officer

Our fiscal year ends on December 31. We intend to provide to our stockholders annual reports containing audited financial statements and other appropriate reports. In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public free of charge on the SEC Internet site at http\\www.sec.gov.

                               USABANCSHARES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited                                                                                         Page
-------                                                                                         ----

Report of Independent Auditors                                                                   F-1

Consolidated Balance Sheets as of December 31, 1997 and 1996                                     F-2

Consolidated Statements of Operations for the years ended December 31, 1997 and 1996             F-3

Consolidated Statements of Changes in Stockholders' Equity for the years ended
December 31, 1997 and 1996                                                                       F-4

Consolidated Statements of Cash Flows for the years ended December 31, 1997 and 1996             F-5

Notes to Consolidated Financial Statements                                                       F-6

Unaudited

Consolidated Balance Sheets as of September 30, 1998 (Unaudited) and
December 31, 1997                                                                               F-37

Consolidated Statements of Income (Unaudited) for the nine month and
three month periods ended September 30, 1998 and September 30, 1997                             F-38

Consolidated Statements of Comprehensive Income (Unaudited) for the
nine month periods ended September 30, 1998 and September 30, 1997                              F-39

Consolidated Statement of Changes in Stockholders' Equity (Unaudited)
for the nine month period ended September 30, 1998                                              F-40

Consolidated Statements of Cash Flows (Unaudited) for the nine month periods
ended September 30, 1998 and September 30, 1998                                                 F-41

Notes to Consolidated Financial Statements (Unaudited)                                          F-42

================================================================================

                             -----------------------

                             Up to 1,287,032 Shares

                                 of Common Stock

                             -----------------------

                               USABANCSHARES, INC.

                             -----------------------

                             -----------------------

                                   PROSPECTUS

                             -----------------------

                                 January 8, 1999

                             -----------------------

   Until February 2, 1999, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                             -----------------------

   No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus. If any such information or representation is given or made, it must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered hereby. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date of this Prospectus.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24. Indemnification of Directors and Officers

The Company's charter and by-laws provide that the Company will indemnify every person who is or was a director or executive officer of the Company to the fullest extent permitted by law. This indemnification applies to all expenses and liabilities reasonably incurred in connection with any proceeding to which the director or executor officer may become involved by reason of being or having been a director or executive officer of the Company. Pennsylvania law, under which the Company is incorporated, allows the Company to indemnify its directors and officers if the indemnified person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The Company maintains a director and officer liability insurance policy covering each of the Company's directors and executive officers.

Item 25. Other Expenses of Issuance and Distribution

The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the shares of common stock offered hereby, other than underwriting discounts and commissions:

   Registration Fee--Securities and Exchange Commission.....  $ 2,818.00
  *Blue Sky fees and expenses...............................  $ 1,000.00
  *Accountants' fees and expenses ..........................  $15,000.00
  *Legal fees and expenses .................................  $15,000.00
  *Printing and EDGAR expenses .............................  $ 2,500.00
  *Miscellaneous ...........................................  $ 1,000.00
                                                              ----------
           Total ...........................................  $37,318.00
                                                              ==========
------------------

* Estimate

Item 26. Recent Sales of Unregistered Securities

On February 13, 1998, the Company issued 769,231 shares of its common stock for cash to a limited number of accredited investors in a private placement pursuant to Section 4(2) of the Securities Act. The net proceeds to the Company were $7,136,420. The offering expenses were $363,580.

Item 27.          Exhibits

The following Exhibits are filed as part of this registration statement:

Exhibit No.                   Description of Exhibit
------------                ---------------------------

3(a)             Amended and Restated Articles of Incorporation of the
                 Company, as amended (1)

3(b)             Bylaws of the Company (1)

4(a)             Specimen Stock Certificate of the Company (1)

5                Legal Opinion of Klehr, Harrison, Harvey, Branzburg &
                 Ellers LLP (2)

10.1 Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Form SB-2)

10.2 Employment agreement by and between the Registrant and Kenneth L. Tepper (incorporated by reference to Exhibit 10.2 of the Form SB-2)

10.3 Employment agreement by and between the Registrant and Bruce W. Kauffman (incorporated by reference to Exhibit
                 10.3 of the Form SB-2)

10.4 Agreement by and between Kenneth L. Tepper and the Registrant dated January 2, 1998 (3)

10.5 Warrant Agreement between the Registrant and Sandler O'Neill dated February 13, 1998 (3)

10.6 Registration Rights Agreement between the Registrant and certain shareholders dated February 13, 1998 (3)

11 Computation of Per Share Earnings (Included in Financial Statements on Page F-27 and F-42)

21               Subsidiaries of the Company (3)

23.1 Consent of Klehr, Harrison, Harvey, Branzburg & Ellers, LLP (included in Opinion Letter)

23.2             Consent of Grant Thornton, LLP (5)

24 Power of Attorney (included in signature page to this Registration Statement)

27               Financial Data Schedule (4)

---------------

(1) Incorporated by reference from the Registration Statement on Form SB-2 of the Company, as amended, Registration No. 33-92506.

(2) Filed herewith.

(3) Incorporated by reference from the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997, as amended.

(4) Incorporated by reference from the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998.

(5) Filed previously.

Item 28. Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to: (i) include any prospectus required by Section 10 (a) (3) of the Securities Act; (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement, and (iii) include any additional or changed material information with respect to the plan of distribution.

2. That for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That for the purpose of determining any liability under the Securities Act, to treat the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant under Rule 424(b)(1) or (4), or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issuer.

                                   SIGNATURES


                  In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Pre-Effective Amendment No. 1 to Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Philadelphia, Commonwealth of Pennsylvania, on January 6, 1999.

USABANCSHARES, INC.


                                              By: /s/ Kenneth L. Tepper
                                                  -----------------------------
                                                  Kenneth L. Tepper, President
                                                  and Chief Executive Officer


   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on January 6, 1999.

Signature                               Title
---------                               -----

/s/ George M. Laughlin*          Chairman of the Board of Directors
---------------------------
George M. Laughlin

/s/ Zeev Shenkman*               Vice Chairman of the Board of Directors
---------------------------
Zeev Shenkman

/s/ Kenneth L. Tepper*           President, Chief Executive Officer and Director
-------------------------        (Principal Executive Officer)
Kenneth L. Tepper

/s/ Clarence L. Rader*           Director
---------------------------
Clarence L. Rader

/s/ Carmen J. Cocca, Jr.*        Director
---------------------------
Carmen J. Cocca, Jr.

/s/ Jeffrey A. D'Ambrosio*       Director
---------------------------
Jeffrey A. D'Ambrosio

/s/ George C. Fogwell, III *     Director
---------------------------
George C. Fogwell, III

/s/ John A. Gambone *            Director
---------------------------
John A. Gambone

/s/ Carol J. Kauffman *          Director
---------------------------
Carol J. Kauffman

                                 Director
---------------------------
Mark A. Kearney

/s/ Wayne O. Leevy *             Director
---------------------------
Wayne O. Leevy

/s/ Brian M. Hartline            Chief Financial Officer
---------------------------
Brian M. Hartline                (Principal Financial and Accounting Officer)

----------
*Denotes signature pursuant to a Power of Attorney granted to Kenneth L. Tepper.


/s/ Kenneth L. Tepper
-------------------------
By: Kenneth L. Tepper
    Attorney-in-Fact

                                INDEX TO EXHIBITS

5      Legal Opinion of Klehr, Harrison, Harvey, Branzburg & Ellers, LLP